HIVE Digital Technologies Ltd.
(formerly, HIVE Blockchain Technologies Ltd.)
Management's Discussion and Analysis of Financial Condition and Results of Operations
For the three and nine months ended December 31, 2023
(In thousands of US Dollars, except share amounts)

The following discussion is management's assessment and analysis of the results of operations, cash flows and financial condition of HIVE Digital Technologies Ltd. ("HIVE" or the "Company") on a consolidated basis for the three and nine months ended December 31, 2023, and should be read in conjunction with the accompanying unaudited condensed interim consolidated financial statements and related notes for the three and nine months ended December 31, 2023.

These documents and additional information regarding the business of the Company are available on the System for Electronic Document Analysis and Retrieval ("SEDAR+") at www.sedarplus.ca, the Electronic Data Gathering, Analysis and Retrieval ("EDGAR") system maintained by the Securities and Exchange Commission (the "SEC") at www.sec.gov/EDGAR and the Company's website at www.hivedigitaltechnologies.com.  The preparation of financial data is in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and all figures are reported in United States dollars unless otherwise indicated.

This Management's Discussion & Analysis contains information up to and including February 12, 2024.

BUSINESS OVERVIEW

HIVE Digital Technologies Ltd. is a growth-oriented company listed on the TSX Venture Exchange ("TSXV"), the NASDAQ Capital Markets Exchange ("NASDAQ") and on the Open Market of the Frankfurt Stock Exchange. Our primary business is operating data centers, the computing power of which is used for high performance computing ("HPC") and the mining of cryptocurrencies.  Because the Company substantially holds Bitcoin and monetizes (or converts into Bitcoin) other cryptocurrencies that it derives from its mining operations, we view the Company as a bridge between the Bitcoin blockchain sector and traditional capital markets.  Our cryptocurrency assets provide shareholders with exposure to the operating margins of digital currency mining as well as a portfolio of Bitcoin.

HIVE operates "green" energy-powered data center facilities in Canada, Sweden, and Iceland.  Our references to "green" energy are to our energy agreements with producers of hydroelectric power in Sweden and Canada, and hosting agreements with suppliers in Iceland where the hosting facilities are powered by hydroelectric or geothermal power.  One of our key objectives in locating our facilities where they are is to avoid using energy derived from fossil fuels.  Our facilities are connected to local power grids that are controlled by local authorities.  As a result, we do not control the sourcing of our power, which may include energy from any source on the grid.  However, the close proximity of our facilities to hydroelectric and geothermal based power generating plants, makes it highly probable that most or all of the energy we use for our data centers is coming from those hydroelectric and geothermal plants, which is the basis for our saying that our operations are "green."

The Company's major data centers along with operational hashrate which totals 3.85 EH/s, operational and secured power as of January 31, 2024 is summarized as follows:

Sites	Approx. Hashrate	Approx. MW Utilized	MW Capacity Available
New Brunswick, Canada owned facility	1,400 PH/s	43.0 MW	70.0 MW
Quebec, Canada leased facility	1,320 PH/s	33.5 MW	34.5 MW
Boden, Sweden leased facility	860 PH/s	27.5 MW	32.0 MW
Boden 2, Sweden owned facility	5 PH/s	0.05 MW	6.0 MW
Robertsfors, Sweden leased facility	85 PH/s	4.0 MW	4.0 MW
Notviken, Sweden leased facility	45 PH/s	1.5 MW	1.5 MW
Keflavik, Iceland hosted facility	125 PH/s	8.0 MW	8.0 MW
Montreal, Canada hosted facility *	N/A	0.5 MW	1.0 MW
Stockholm, Sweden hosted facility *	N/A	0.75 MW	0.75 MW

* Data center used for HPC / AI compute only.

HIVE Digital Technologies Ltd.
(formerly, HIVE Blockchain Technologies Ltd.)
Management's Discussion and Analysis of Financial Condition and Results of Operations
For the three and nine months ended December 31, 2023
(In thousands of US Dollars, except share amounts)

Currently, the majority of our data center power is being utilized by HIVE to generate mining rewards that are paid in Bitcoin and occasionally other cryptocurrencies that we convert into Bitcoin. We retain our Bitcoin in segregated, secure storage wallets with Fireblocks Inc. ("Fireblocks"), a third-party provider that specializes in secure crypto storage.  See "DIGITAL CURRENCY AND RISK MANAGEMENT" below.  We have not pledged or staked our Bitcoin assets as collateral against debt or other obligations of any kind.  Our Bitcoin is not stored on any exchange.  Our Bitcoin is never "staked" for mining purposes (see definition of "Proof-of-Stake" below) or loaned to any third party.

The Company recognizes the majority of its revenue from the provision of transaction verification services, known as 'cryptocurrency mining', for which the Company receives digital currencies and records them at their fair value on the date received.  The Company's revenue is being diversified through our expansion into data center operations which support HPC and AI based applications.

Change of Name

On July 12, 2023, the Company changed its name from HIVE Blockchain Technologies Ltd. to HIVE Digital Technologies Ltd.  The change represents HIVE's evolving focus on revenue opportunities made possible by HIVE's large inventory of Nvidia Graphics Processing Unit ("GPU") cards in combination with emerging technologies, including artificial intelligence ("AI"), machine learning, advanced data analysis and HPC.

HIVE expects to maintain a strong presence in Bitcoin mining, however going forward HIVE will diversify its business by utilizing its approximately 38,000 GPU-based cards to build systems that can provide computational power on a massive scale.  In addition, the Company intends to branch out into the rental of GPU server clusters via marketplaces and is exploring the development of a new cloud service offering.  This cloud service is designed to offer to users a selection of options to access computing resources ranging from a virtual instance of a single GPU, to a "bare-metal" server equipped with up to 10 GPUs to clusters of multiple servers.  The term, "bare metal" refers to instances where a user rents a physical machine from our facility that is not shared with any other tenants.  Bare metal servers provide the high-performance capabilities of dedicated hardware combined with the flexibility and scalability of a cloud service.  Pricing will likely be based upon the level of computing power accessed.  Marketing for the cloud services is expected to be directed at small and medium-sized businesses as an efficient and cost-effective alternative, offering potential substantial savings in comparison to other major cloud service providers.

FINANCIAL SUMMARY

	Three months ended December 31,		Nine months ended December 31,
	2023	2022	2023	2022
Total revenue	$31,252	$14,318	$77,584	$88,094
Net loss	(6,951)	(93,459)	(47,751)	(243,143)
Gross operating margin (1)	11,289	3,615	23,902	46,573

Basic loss per share	$(0.08)	$(1.14)	$(0.55)	$(2.95)

Digital assets mined - BTC	830	787	2,465	2,466

1 Non-IFRS measure. A reconciliation to its nearest IFRS measures is provided under "Reconciliations of Non-IFRS Financial Performance Measures" below.

The Company is a reporting issuer in each of the Provinces and Territories of Canada and is a reporting issuer under the Securities Exchange Act of 1934 in the United States.  The Company's shares are listed for trading on the TSXV, under the symbol "HIVE.V", as well as on the NASDAQ Capital Markets Exchange under "HIVE" and on the Open Market of the Frankfurt Stock Exchange under the symbol "YO0.F".  The Company's head office is located at Suite 855, 789 West Pender Street, Vancouver, BC, V6C 1H2, and its registered office is located at Suite 2500, 700 West Georgia Street, Vancouver, BC, V7Y 1B3.

HIVE Digital Technologies Ltd.
(formerly, HIVE Blockchain Technologies Ltd.)
Management's Discussion and Analysis of Financial Condition and Results of Operations
For the three and nine months ended December 31, 2023
(In thousands of US Dollars, except share amounts)

DEFINED TERMS

ASIC:	An ASIC (application-specific integrated circuit) is a microchip designed for a special application, such as a particular kind of transmission protocol or a hand-held computer. In the context of digital currency mining ASICs have been designed to solve specific hashing algorithms efficiently, including for Bitcoin mining.
Bitcoin or BTC:	Bitcoin refers to the native token of the Bitcoin network which utilizes the SHA-256 algorithm. Bitcoin is a peer-to-peer payment system and the digital currency of the same name which uses open source cryptography to control the creation and transfer of such digital currency.
Bitcoin Network:	The network of computers running the software protocol underlying Bitcoin and which network maintains the database of Bitcoin ownership and facilitates the transfer of Bitcoin among parties.
Blockchain:	A Blockchain is a generally immutable, decentralized public transaction ledger which records transactions, such as financial transactions in cryptocurrency, in chronological order. Bitcoin and Ethereum are the largest examples of a public blockchain.
BuzzMiner:	A Bitcoin mining system developed by HIVE, using the Intel BlockScale ASIC, manufactured by an original design manufacturer ("ODM") which HIVE engaged, using aspects of the Intel Reference Design, with various improvements and optimizations and features implemented by HIVE (and unique to HIVE's BuzzMiner) including custom application programming interface ("API") calls, a software layer, operating modes at different ASIC frequencies, allowing HIVE to mine from 110 Terahash per second ("TH/s") to 130 TH/s at different efficiencies, along with demand response functionality.
Ether or ETH or Ethereum:	Ether, ETH or Ethereum refers to the native token of the Ethereum Network which utilizes the ethash algorithm. Ethereum is a global, open-source platform for decentralized applications. Ethereum, ETH and Ether are used interchangeably to refer to the cryptocurrency.
Ethereum Classic:	Ethereum Classic refers to the native token of the Ethereum Classic Network.
GPU:	A GPU or Graphics Processing Unit is a programmable logic chip (processor) specialized for display functions. GPUs have proven to be efficient at solving digital currency hashing algorithms.
Hashrate:	Hashrate is a measure of mining power whereby the expected revenue from mining is directly proportional to a miner's hashrate normalized by the total hashrate of the network.
Mining:	Mining refers to the provision of computing capacity (or hashing power) to secure a distributed network by creating, verifying, publishing and propagating blocks in the blockchain in exchange for rewards and fees denominated in the native token of that network (i.e. Bitcoin or Ethereum, as applicable) for each block generated.
Merge or Ethereum Merge:	The Merge refers to the shift in the Ethereum Blockchain from proof-of-work consensus to proof-of-stake consensus as of September 15, 2022.
Network Difficulty or Difficulty:	Network difficulty is a measure of how difficult it is to find a hash below a given target.
Proof-of-Stake:	Under proof-of-stake consensus stakers who have sufficiently large coin balances 'staked' on the network update the ledger; stakers are incentivized to protect the network and put forth valid transactions because they are heavily invested in the network's currency.
Proof-of-Work:	Under proof-of-work consensus, miners performing computational work on the network update the ledger; miners are incentivized to protect the network and put forth valid transactions because they must invest in hardware and electricity for the opportunity to mine coins on the network. The success of a miner's business relies on the value of the currency remaining above the cost to create a coin.
Revaluation of Digital Currencies:	Refers to the recognition of fair value adjustments to digital currency holdings based on available market prices at a point in time.
SHA-256:	SHA-256 is a cryptographic Hash Algorithm. A cryptographic hash is a kind of 'signature' for a text or a data file. SHA-256 generates an almost-unique 256-bit (32-byte) signature for a text. The most well-known cryptocurrencies that utilize the SHA-256 algorithm are Bitcoin and Bitcoin Cash.

HIVE Digital Technologies Ltd.
(formerly, HIVE Blockchain Technologies Ltd.)
Management's Discussion and Analysis of Financial Condition and Results of Operations
For the three and nine months ended December 31, 2023
(In thousands of US Dollars, except share amounts)

OUTLOOK

Operations

The Bitcoin protocol is such that every 210,000 blocks the mining rewards are cut in half (a "Halving").  As the next Halving approaches, which is currently expected in April 2024, the Company will continue to make opportunistic investments to upgrade its ASICs and infrastructure, to improve our fleet efficiency and to maximise hashrate. In addition to our cryptocurrency mining operations, the Company has continued its efforts to expand its facilities to offer HPC services to companies in the gaming, artificial intelligence and graphics rendering industries.

During the period ended December 31, 2023, the Company has taken the 6 MW at our Boden, Sweden leased facility allocated to our GPUs to mine alternative cryptocurrencies which produced approximately 130 PH/s of Bitcoin mining capacity and installed new ASIC miners received during the quarter to operate at a higher efficiency and hash rate resulting in higher gross margins. The GPU cards are currently offline and expected to be used in our expansion efforts to offer HPC services.

The Company notes that as at December 31, 2023 it had 4.08 EH/s operational, however, due to maintenance work at the New Brunswick facility there has been a temporary decrease in total operational hashrate as at January 31, 2024.

On January 2, 2024, the Company mutually agreed to the early termination of its service agreement for its facility in Blonduos Iceland, and thus 100 PH/s of ASICs are being relocated to the Keflavik, Iceland facility. The Company is currently considering whether to expand the facility in Keflavik to add these ASICs back into operation.

High performance computing

The Company has continued to develop and expand its HPC business, which implements the Company's fleet of GPUs in enterprise grade CPU servers, operating in Tier 3 data centers. These GPU's operate with redundancy and are utilized for rental on GPU on-demand marketplaces, where end users are typical performing Large Language Model ("LLM") computations, such as inference and fine-tuning. The Company's fleet of GPUs used for this purpose include the NVIDIA A4000 with 16GB of vRAM, the A5000 with 24GB of vRAM and A40 with 48GB of vRAM. Subsequent to the period ended December 31, 2023, the Company also acquired 96 NVIDIA H100 GPUs.

COVID-19 and Upgrade Program

As the urgency of the impact of the COVID-19 virus has diminished, HIVE nonetheless maintains preparedness.  At any time, HIVE can implement various measures to protect its employees and partners and prevent disruption to operations, in each case in alignment with local governments as well as national and international agency recommendations.  These measures may include ceasing non-essential travel and having employees work remotely where possible.  During the COVID pandemic, the Company was able to maintain normal uptime of its cryptocurrency mining operations and its data centers, as well as its supply chain, with only minimal disruption.  The Company operates with a lean administrative structure and has few employees, as cryptocurrency mining is not a human capital-intensive industry.  The Company's data centers are located in sparsely populated areas near the Arctic Circle in Europe, in rural Quebec and in New Brunswick near the border of Maine.  Most management operations can be accomplished remotely, and any necessary equipment maintenance can be achieved by minimal staff utilizing personal protective equipment and maintaining physical distancing.  The Company continues to caution that current global uncertainty with respect to the spread of the COVID-19 virus and emerging variants and its effect on the broader global economy may have a significant negative effect on the Company.  While the future impact of the COVID-19 virus on the Company remains unknown, another rapid spread of the COVID-19 virus and its variants could have a material adverse effect on global economic activity and could result in volatility and disruption to global supply chains, operations, mobility of people and the financial markets, which could affect interest rates, credit ratings, credit risk, inflation, business, financial conditions, results of operations and other factors relevant to the Company.

HIVE Digital Technologies Ltd.
(formerly, HIVE Blockchain Technologies Ltd.)
Management's Discussion and Analysis of Financial Condition and Results of Operations
For the three and nine months ended December 31, 2023
(In thousands of US Dollars, except share amounts)

The Russian Invasion of Ukraine

On February 24, 2022, Russia invaded Ukraine.  While it is impossible to predict what affect the conflict in Ukraine could have on the Company's operations in Sweden, the increased energy prices across Europe resulting from the conflict have been buffered partially by HIVE having forward energy agreements for the purchase of electricity.  These energy hedging contracts allow HIVE to purchase a fixed quantity of power ("MW"), for a fixed period of time (number of months). As a result, if the index spot price increases, HIVE can rely on a previously agreed upon fixed energy price to continue operations. Furthermore, HIVE monitors the hashrate economics of its operations to determine our earnings from digital asset mining in dollars per megawatt-hour ("MWHR").  Under certain circumstances, it may be more profitable for HIVE to sell back to the grid its energy rights (since HIVE receives the proceeds of energy sold at index spot pricing, with the cost being the fixed price from the energy hedged contract).  Under such circumstances, HIVE may elect to sell its energy rights in favour of mining digital assets.  Our Swedish data centers utilize approximately up to 37.5 MW of renewable hydroelectric energy, which represents approximately 28% of our global overall capacity of hydroelectric and geothermal energy.

HIVE Digital Technologies Ltd.
(formerly, HIVE Blockchain Technologies Ltd.)
Management's Discussion and Analysis of Financial Condition and Results of Operations
For the three and nine months ended December 31, 2023
(In thousands of US Dollars, except share amounts)

Ethereum Mining Industry Revenues of U.S. dollars per Day for each 1 Megahash per second of computing power;

August 1, 2021 - September 15, 2022

Source: bitinfocharts.com

  HIVE's crypto mining fleet consists of GPU based machines (formerly used to mine Ethereum) and ASIC based machines that are used to mine Bitcoin.  HIVE's Ethereum mining using proof-of-work consensus ceased as of September 15, 2022, when the "Merge" took place and Ethereum shifted to proof-of-stake consensus.  Consequently, revenues from Ethereum mining ceased as of that date.  Leading up to that date, Ethereum mining economics were consistent between the $0.02 per Megahash per day to $0.03 per Megahash per day range.  Since then a portion of our GPU based machines were repurposed to use a unique algorithm to optimize profitability in mining cryptocurrency other than Bitcoin, the profits from which are paid out in Bitcoin.  As a result, after the Ethereum Merge, the Company's fleet of GPU based machines were producing an equivalent of 350 PH/s to 400 PH/s of Bitcoin mining capacity.  This is in addition to the Bitcoin mining capacity from HIVE's ASIC fleet.  Therefore, at the time, approximately 25 MW of HIVE's GPU based operating capacity was receiving payout in Bitcoin. Currently, HIVE is operating approximately 6.0 MW of Nvidia GPUs to mine with approximately 130.0 PH/s of Bitcoin mining capacity.  As our high performance computing business grows, we will allocate more of our GPU based machines to serving that aspect of our business.
  Using an optimization algorithm, HIVE is able to more profitably mine an assortment of coins with its GPU fleet than if it was only mining a single coin (such as Ethereum Classic).  The assortment of coins which HIVE mines using its GPU fleet varies over time and is chosen on the basis of profit optimization.  As a consequence of the Company's technical advancements, we believe HIVE has a competitive edge in generating revenue from GPU machine based operations.  As of November 2023, HIVE's fleet of Nvidia GPU are generating approximately $50-60/MWHR using a profit-switching algorithm, mining the most profitable alt-coins, from which HIVE is then paid in Bitcoin.
  HIVE is transitioning its GPU based fleet, previously used for Ethereum mining, to cloud and high performance computing.

HIVE Digital Technologies Ltd.
(formerly, HIVE Blockchain Technologies Ltd.)
Management's Discussion and Analysis of Financial Condition and Results of Operations
For the three and nine months ended December 31, 2023
(In thousands of US Dollars, except share amounts)

Bitcoin Mining Industry Revenues of U.S. dollars per Day for each 1 Terahash per second of computing power for the 24-month period from January 2022 to January 2024:

Source: bitinfocharts.com

  Bitcoin mining economics recovered from a bearish range of approximately $0.065 to $0.085 per Terahash per second ("TH/s") per day during most of the quarter (July 2023 to September 2023) to $0.07 to $0.12 per TH/s in October 2023 to December 2023, however, after Bitcoin fell to the low $40,000 range in late December 2023, this resulted in hash price trending to $0.08 per TH/s in January 2024.
  We note the breakeven operating cost for miners depends on the electricity price as well as machine efficiencies, which have seen improvements with newer generation mining machines.  For example, with Bitcoin mining economics having Difficulty at 75.5 trillion seen in January 2024 and a Bitcoin price of $42,000 (which would correlate to a hash price of $0.07 per TH/s per day or $70 per PH/s per day), an ASIC miner that has an efficiency of 30 Joules per Terahash ("J/TH") can be expected to generate mining revenues of approximately $0.097 per kWh approximately, establishing the breakeven operating cost.  Under the same Difficulty and Bitcoin price, a miner that contains an ASIC with an efficiency of 40 J/TH can be expected to generate revenues of approximately $0.073 per kWh.  Therefore, if the operating costs of a miner (in this example) are below $0.07 per kWh, the miner is profitable.  When there is enough downward pressure on profitability, it is generally the case that miners with higher electricity or operating costs and/or miners operating machines with lower efficiency with a higher breakeven price, will be not be able to operate profitably, and these miners may pause their operations, causing the network hashrate and the difficulty to decrease. The halving event is anticipated in late April 2024, after which the aforementioned break even prices will fall by half at first, and then the Bitcoin mining network Difficulty will stabilize based on the global average break even prices based on energy costs ($/KWHR) and machine efficiencies (J/TH), and Bitcoin price.

HIVE Digital Technologies Ltd.
(formerly, HIVE Blockchain Technologies Ltd.)
Management's Discussion and Analysis of Financial Condition and Results of Operations
For the three and nine months ended December 31, 2023
(In thousands of US Dollars, except share amounts)

The average monthly Bitcoin market data from April 2023 to December 2023 was as follows:

	April	May	June	July	August	September
Bitcoin	2023	2023	2023	2023	2023	2023
Average price	$28,854	$27,458	$27,889	$30,028	$27,728	$26,379
Average daily difficulty (in millions)	48,016,072	48,875,463	51,696,373	52,551,598	53,416,976	55,583,251

	October	November	December				Average
Bitcoin	2023	2023	2023				YTD F2024
Average price	$29,507	$36,496	$42,355				$30,744
Average daily difficulty (in millions)	59,251,965	64,363,260	68,813,730				55,840,965

Sources: Coinmarketcap.com, Glassnode.com, Blockchain.com

The average monthly Bitcoin market data from April 2022 to March 2023 was as follows:

	April	May	June	July	August	September
Bitcoin	2022	2022	2022	2022	2022	2022
Average price	$41,435	$31,713	$24,384	$21,539	$22,366	$19,805
Average daily difficulty (in millions)	28,561,641	30,502,528	29,992,443	28,752,118	28,365,699	31,533,645

	October	November	December	January	February	March	Average
Bitcoin	2022	2022	2022	2023	2023	2023	F2023
Average price	$19,651	$17,601	$16,950	$20,251	$23,299	$25,055	$23,671
Average daily difficulty (in millions)	34,809,688	36,843,488	35,063,080	36,279,360	39,902,165	44,321,920	33,743,981

Sources: Coinmarketcap.com, Glassnode.com, Blockchain.com

For reference, the following chart shows Bitcoin price vs Bitcoin miners' revenues (in Bitcoin block rewards and transaction fees) vs block difficulty* for the 24-month period from January 2022 to January 2024:

Source: Glassnode.com

* Block Difficulty - A relative measure of how difficult it is to find a new block. The difficulty is adjusted periodically as a function of how much hashing power has been deployed by the network of miners.

HIVE Digital Technologies Ltd.
(formerly, HIVE Blockchain Technologies Ltd.)
Management's Discussion and Analysis of Financial Condition and Results of Operations
For the three and nine months ended December 31, 2023
(In thousands of US Dollars, except share amounts)

The block reward is how new Bitcoin is "minted" or brought into the economy. These rewards, which started at 50 Bitcoin at inception of the network in 2009, halve every 210,000 blocks, with the Halving that occurred on May 11, 2020, resulting in a reward of 6.25 Bitcoin per block vs 12.5 immediately prior to the 2020 Halving. The next Halving which will reduce the reward to 3.125 Bitcoin per block is currently projected to happen in April 2024.

After the April 2024 Halving event, the total number of Bitcoins available to miners per day will fall from 900 to 450 per day. HIVE is preparing for this by upgrading and expanding our fleet of miners.

Industry subject to evolving regulatory and tax landscape

Both the regulatory and tax landscape for digital companies is evolving.  The changing regulatory landscape applies to sectors that are based on blockchain, distributed ledgers, technology and the mining, use, sale and holding of tokens, or digital currencies, and the blockchain technology networks that support them.

Operating in an emerging industry, the Company must adapt to significant changes in regulatory, tax and industry rules and guidelines and obtain regulatory and tax advice from external global experts.  In addition, regulations and the rules, rates, interpretations, and practices related to taxes, including consumption taxes such as value added taxes ("VAT"), are constantly changing.

The Company's headquarters are in Vancouver, British Columbia, Canada and as such the Company is subject to the jurisdiction of the laws of the Province of British Columbia and the federal laws of Canada.  The Company manages its data centers and trading operations from Bermuda in order to simplify tax expectations.

The Company also has assets in a variety of other countries and is subject to changes in political conditions and regulations within these markets.  Changes, if any, in policies or shifts in political attitude could adversely affect the Company's operations or profitability.  See "The Russian Invasion of Ukraine" above.

Operations may be affected in varying degrees by government regulations and decisions with respect to, but not limited to, restrictions on price controls, currency remittance, income and consumption taxes, foreign investment, maintenance of claims, environmental legislation, land use, electricity use and safety. Additionally, cryptocurrency prices are highly volatile, can fluctuate substantially and are affected by numerous factors beyond the Company's control, including hacking, demand, inflation, expectations with respect to the rate of inflation, and global or regional political or economic events.

On-going and future regulatory or tax changes, actions or decisions may alter the nature of an investment in the Company or restrict the use of cryptocurrencies in a manner that adversely affects the Company's operations.  The effect of any future regulatory change on the Company or any cryptocurrency that the Company may mine is impossible to predict, but such change could be substantial and adverse.

For example, governments may in the future curtail or outlaw the acquisition, use or redemption of cryptocurrencies.  Governments may also take regulatory action that may increase the cost and/or subject cryptocurrency companies to additional regulation or prohibit or severely restrict the right to acquire, own, hold, sell, use or trade cryptocurrencies or to exchange cryptocurrencies for fiat currency.  By extension, similar actions by other governments, may result in the restriction of the acquisition, ownership, holding, selling, use or trading in the Company's common shares.  Such a restriction could result in the Company needing to liquidate its cryptocurrency inventory at unfavorable prices and may adversely affect the Company's shareholders.

The Company believes the present attitude towards blockchain technology, and the digital currency mining industry is increasingly unfavourable in many countries, but conditions may change.  Operations may be affected in varying degrees by government regulation with respect to restrictions on production, price controls, export controls, foreign exchange controls, income and other taxes, and environmental legislation.

The Company's wholly owned subsidiaries located in Sweden (Bikupa Datacenter AB ("Bikupa") and Bikupa Datacenter 2 AB ("Bikupa 2")) received decision notice of assessments ("the decision(s)"), on December 28, 2022, December 21, 2023 and December 22, 2023 for Bikupa, and February 14, 2023 and December 21, 2023 for Bikupa 2, from the Swedish Tax Authority in connection with the application of VAT and its ability to recover input VAT against certain equipment and other charges in a total amount of SEK 411.9 million or approximately $40.9 million.  The assessments covered the period December 2020 to December 2022 for Bikupa, and the period April 2021 to December 2022 for Bikupa 2, expressing the intent to reject the recovery of all the VAT for the periods under assessment.

HIVE Digital Technologies Ltd.
(formerly, HIVE Blockchain Technologies Ltd.)
Management's Discussion and Analysis of Financial Condition and Results of Operations
For the three and nine months ended December 31, 2023
(In thousands of US Dollars, except share amounts)

The Company filed a formal appeal in connection with the December 28, 2022 Bikupa decision on February 9, 2023; however, there can be no guarantee that the Company will achieve a favourable outcome in its appeal.  A formal appeal for Bikupa 2 in relation to the February 14, 2023 decision was filed on March 10, 2023 by the Company.  The Company has engaged an independent legal firm and independent audit firm in Sweden that have expertise in these matters to assist in the appeal process.  The Company does not believe that the decisions have merit because in our opinion and those of our independent advisors, the decisions are not compatible with the current applicable law and therefore the amount claimed to be owed by the Company is not probable.  According to general principles regarding the placement of the burden of proof, it is up to the Swedish Tax Agency to provide sufficient evidence in support of its decisions.  In our opinion, the Swedish Tax Agency has not substantiated their claim.  We are not aware of any precedent cases, authoritative literature, or other statement that support the Swedish Tax Agency's position. The cases are currently in the County Administrative Court.

It is not yet known when these disputes will be resolved; the due process following appeals and the court ruling could extend well beyond a year.  Furthermore, given that the industry is rapidly developing, there can be no guarantee that changes to the laws or policies of Sweden will not have a negative impact on the Company's tax position with respect to the eligibility of the claimed VAT.

If the Company is unsuccessful in its appeals, the full amount could be payable including other items such as penalties and interest that may continue to accrue.  The Company will continue to assess these matters.

In the spring budget of 2023, the Swedish Parliament abolished the reduced energy tax for data centers, effective as of July 1, 2023.  As a result of this decision, the Company's cost of energy at its HIVE Sweden facilities has increased by 0.29 Swedish Krona ("SEK") per kWh.  Prior to the effective date of the abolishment of the energy tax reduction, HIVE's cost of energy at the HIVE Sweden facilities was approximately 0.30 to 0.50 SEK per kWh.  Revenues from HIVE's operations at these facilities typically ranges from 0.80 to 1.00 SEK per kWh.  The HIVE Sweden facilities currently represents approximately 26% of the Company's global production of Bitcoin per day.  Even with this change, we feel that the HIVE Sweden facilities undertook positive actions to reduce the negative impact through the supplemental power pricing arrangement that was entered into in order to fix 18 MW of electricity consumption for the months of January through March 2023 at a set price, as well as 25 MW for the period of April through June 2023, 24 MW for the period July through September 2023, and 25 MW for the period of October through December 2023, at set prices.  These set prices allowed the facility to operate profitably in today's market economics, at times when other facilities who buy all their energy at spot prices may otherwise be unprofitable.  Furthermore, the HIVE Sweden facilities have secured 31 MW of power at an average price of about 0.34 SEK per KWh for the calendar year 2024. The Company has been exploring and will continue to explore strategies for minimizing the impact.

On February 4, 2022, the Canadian Department of Finance released for public comment a set of draft legislative proposals to implement certain tax measures.  These tax measures include restricting the ability of cryptocurrency mining companies to claim back the consumption taxes they incur on purchases of goods and services made in Canada and imports into Canada.  The Company expects that the restriction on the Company's ability to claim back its consumption taxes, namely the Goods and Services Tax and Harmonized Sales Tax, which apply at combined rates from 5% to 15% on the cost of goods and services, could significantly add to the Company's ongoing operating costs and the costs of its capital expenditures and imports into Canada.  The measures obtained royal assent on June 22, 2023. The Company has recorded a provision in the quarter in the amount of  $4.9 million, for our ability to claim back our consumption taxes. The Company will continue to work with our consultants and the Canadian authorities in resolving the disputed amounts.

HIVE Digital Technologies Ltd.
(formerly, HIVE Blockchain Technologies Ltd.)
Management's Discussion and Analysis of Financial Condition and Results of Operations
For the three and nine months ended December 31, 2023
(In thousands of US Dollars, except share amounts)

ASSET ACQUISITION

On November 29, 2023, the Company acquired a data center in Sweden ("Boden 2"). In consideration, the Company issued 345,566 common shares of the Company to the vendor, made a cash payment totalling $647 and $500 in holdback common shares payable that are included in accounts payable and accrued liabilities as at December 31, 2023. The Company also incurred $140 in acquisition costs.

The $500 holdback common shares payable shall be paid at the later of: (i) the six month anniversary of the closing date; and (ii) the date on which any claims made by the Company within six months of the closing date relating to a breach of warranty under the property transfer agreement have been finally settled, and shall be composed of such number of Common Shares equal to $500,000 less any amount payable by the Vendor to the Company in respect of such claim.

The Company determined that this transaction is an asset acquisition as the assets acquired did not constitute a business as defined by IFRS 3. The following table summarizes the consideration transferred, the estimated fair value of the identifiable assets acquired and liabilities assumed as the date of the acquisition:

Cash paid	$647
Shares issued	1,089
Holdback payable	500
Acquisition costs	140
Total consideration	$2,376

Land	$86
Building	1,587
Equipment	446
VAT receivables	360
Total assets	2,479
Current liabilities	(103)
Net assets acquired	$2,376

INTEL SUPPLY AGREEMENT

On March 7, 2022, the Company entered into a Supply Agreement with Intel Corporation for the purchase of its new generation of application specific integrated circuits ("ASICs") designed specifically for processing SHA-256 cryptographic hash functions and associated software, known as Intel's "Blockscale".

The Company has also entered into a manufacturing agreement with an original design manufacturer ("ODM") that has expertise in electronics manufacturing and experience manufacturing integrated systems for Intel.  The ODM integrated Intel's Blockscale ASICs into an air-cooled Bitcoin mining system.  The Company's engineering team drew on its expertise in hardware and software implementation and worked closely with Intel and the ODM partner on the systems integration.  The majority of these miners have been delivered and the remaining units are expected to be delivered in the coming quarter.  This target reflects a revised hashrate from previous estimates, as the Company has adjusted capital allocation targets for the interim period, focusing on near term growth.

Intel has since discontinued the Blockscale chip program.

HIVE Digital Technologies Ltd.
(formerly, HIVE Blockchain Technologies Ltd.)
Management's Discussion and Analysis of Financial Condition and Results of Operations
For the three and nine months ended December 31, 2023
(In thousands of US Dollars, except share amounts)

CONVERTIBLE DEBENTURE

On January 12, 2021, the Company closed its non-brokered private placement of unsecured debentures (the "Debentures"), for aggregate gross proceeds of $15,000,000 with U.S. Global Investors, Inc. ("U.S. Global").  The Executive Chairman of the Company is a director, officer and controlling shareholder of U.S. Global, but the transaction was exempt from the formal valuation and minority approval requirements in Multilateral Instrument 61-10 Protection of Minority Holders in Special Transactions, because the fair market value of the transaction did not exceed 25% of the Company's market capitalization.

The Debentures will mature on the date that is 60 months from the date of issuance, bearing interest at a rate of 8% per annum.  The Debentures were issued at par, with each Debenture being redeemable by HIVE at any time, and convertible at the option of the holder into common shares (each, a "Share") in the capital of the Company at a conversion price of C$15.00 per Share.  Interest is payable monthly, and principal is payable quarterly.  In addition, U.S. Global was issued 5 million common share purchase warrants (the "January 2021 Warrants").  Each five whole January 2021 Warrants entitles U.S. Global to acquire one common Share at an exercise price of C$15.00 per Share for a period of three years from closing.  On January 12, 2024, the January 2021 Warrants expired unexercised. The Company has been paying down this debt on a quarterly basis and the total outstanding amount as of period ended December 31, 2023 is $6.6 million.

AT-THE-MARKET EQUITY PROGRAM

On September 2, 2022, the Company entered into an equity distribution agreement ("2022 Equity Distribution Agreement") with H.C. Wainwright & Co., LLC.  Under the 2022 Equity Distribution Agreement, the Company was provided the option to sell up to $100 million of common shares in the capital of the Company at their discretion (the "2022 ATM Equity Program").  The 2022 Equity Distribution Agreement was terminated as of February 6, 2023.

For the year ended March 31, 2023, the Company issued 1,306,476 common shares (the "2022 ATM Shares") pursuant to the 2022 ATM Equity Program for gross proceeds of $3.9 million.  The 2022 ATM Shares were sold at prevailing market prices, for an average price per ATM Share of C$4.01.  Pursuant to the 2022 Equity Distribution Agreement, a cash commission of $0.1 million on the aggregate gross proceeds raised was paid to the agent in connection with its services under the 2022 Equity Distribution Agreement.

The Company is using the net proceeds from the 2022 Equity Distribution Agreement for the purchase of data center equipment and strategic investments especially in building BTC assets on our balance sheet and ended the March 31, 2023, period with 2,332 BTC, and general working capital.

On May 10, 2023, the Company entered into an equity distribution agreement ("May 2023 Equity Distribution Agreement") with Stifel GMP and Canaccord Genuity Corp.  Under the May 2023 Equity Distribution Agreement, the Company may, from time to time, sell up to $100 million of common shares in the capital of the Company (the "May 2023 ATM Equity Program"). The May 2023 Equity Distribution Agreement was terminated as of August 16, 2023.

For the period ended December 31, 2023, the Company issued 1,374,700 common shares (the "May 2023 ATM Shares") pursuant to the May 2023 ATM Equity Program for gross proceeds of C$9.0 million ($6.8 million).  The May 2023 ATM Shares were sold at prevailing market prices, for an average price per May 2023 ATM Share of C$6.55.  Pursuant to the May 2023 Equity Distribution Agreement, a cash commission of $0.2 million on the aggregate gross proceeds raised was paid to the agent in connection with its services under the May 2023 Equity Distribution Agreement. In addition, the Company incurred $162 in fees related to its May 2023 ATM Equity Program.

On August 17, 2023, the Company entered into an equity distribution agreement ("August 2023 Equity Distribution Agreement") with Stifel GMP and Canaccord Genuity Corp.  Under the August 2023 Equity Distribution Agreement, the Company may, from time to time, sell up to $90 million of common shares in the capital of the Company (the "August 2023 ATM Equity Program").

HIVE Digital Technologies Ltd.
(formerly, HIVE Blockchain Technologies Ltd.)
Management's Discussion and Analysis of Financial Condition and Results of Operations
For the three and nine months ended December 31, 2023
(In thousands of US Dollars, except share amounts)

For the period ended December 31, 2023, the Company issued 6,175,140 common shares (the "August 2023 ATM Shares") pursuant to the August 2023 ATM Equity Program for gross proceeds of C$32.9 million ($24.4 million).  The August 2023 ATM Shares were sold at prevailing market prices, for an average price per August 2023 ATM Share of C$5.33.  Pursuant to the August 2023 Equity Distribution Agreement, a cash commission of $0.7 million on the aggregate gross proceeds raised was paid to the agent in connection with its services under the August 2023 Equity Distribution Agreement. In addition, the Company incurred $246 in fees related to its August 2023 ATM Equity Program.

The Company is using the net proceeds from the May 2023 Equity Distribution Agreement and the August 2023 Equity Distribution Agreement for the purchase of data center equipment, strategic investments including building BTC assets on our balance sheet and general working capital.  HIVE ended the December 31, 2023, period with 1,704 BTC.

SPECIAL WARRANT FINANCING

On December 28, 2023, the Company completed a bought-deal financing of 5,750,000 special warrants of the Company (the "2023 Special Warrants") at a price of C$5.00 per Special Warrant for aggregate gross proceeds to the Company of C$28.75 million (the "Offering").  Each 2023 Special Warrant entitles the holder to receive without payment of additional consideration, one unit of the Company upon exercise consisting of one common share and one-half of common share purchase warrant. Each whole warrant entitles the holder thereof to purchase one common share of the Company at an exercise price of C$6.00 per whole warrant until December 28, 2026.

In consideration of services, the Underwriters received a cash commission of C$1.725 million, and 345,000 broker warrants. Each broker warrant entitles the holder to acquire one common share of the Company at an exercise price of C$5.00 per broker warrant until December 28, 2026. The broker warrants were valued at $1.28 million using the Black-Scholes option pricing model with the following assumptions: a risk-free interest rate of 3.51%, an expected volatility of 100%, an expected life of 3 years, a forfeiture rate of zero; and an expected dividend of zero. The Company also incurred C$257 in professional and other fees associated with the 2023 Special Warrant financing.

USE OF PROCEEDS

The Company plans to use the net proceeds from the 2023 Special Warrants offering to support the growth of its Bitcoin mining footprint. Specifically, the Company intends to use the net proceeds to fund the purchase of 7,000 S21 Antminer ASIC units announced on December 22, 2023 which are expected to expand the Company's Bitcoin mining capacity by 1.4 ExaHash. The Company has allocated C$19.5 million from the net proceeds to this acquisition, which includes C$0.2 million for supplemental expenses (which includes an update or expansion of power-distribution units to support the 7,000 S21 Antminer ASICs).  This will result in an upgrade at the New Brunswick facility from the existing 38 J/TH miners to new 17 J/TH Bitmain S21 miners, which is anticipated to increase the Company's mining efficiency and improve the break-even cost of mining Bitcoin in anticipation of the 2024 Halving.  The remaining proceeds from the offering have been allocated for general working capital and overhead costs at this time.

The Company also anticipates being able to hold all of its Bitcoin until the 2024 Halving Event.  As of the date of this document, approximately half of the proceeds from the offering have been spent on the use of proceeds described above.

Prior Use of Proceeds

The Company previously raised aggregate gross proceeds of $3.9 million (C$5.2 million) pursuant to the 2022 ATM Equity Program; $6.8 million (C$9.0 million) pursuant to the May 2023 ATM Equity Program; and, as of the date hereof, has raised $24.4 million (C$32.9 million) pursuant to the August 2023 ATM Equity Program.  The following chart summarizes the proceeds raised pursuant to these offerings, and the amount spent on the Company's various facilities during the time such offerings were active:

HIVE Digital Technologies Ltd.
(formerly, HIVE Blockchain Technologies Ltd.)
Management's Discussion and Analysis of Financial Condition and Results of Operations
For the three and nine months ended December 31, 2023
(In thousands of US Dollars, except share amounts)

Agreement	Proceeds (USD)	Use of Proceeds Per Facility(1)
2022 ATM Equity Program(2)	$3.9 million	Purchase of $5.5 million in data center equipment for New Brunswick Facility.
Purchase of $0.7 million in data center equipment for Lachute (Québec) Facility
Purchase of $26.0 million in data center equipment for Sweden (Boden) Facility
Purchase of $1.0 million in data center equipment for Iceland Facilities.
May 2023 ATM Equity Program (3)	$6.8 million	Purchase of $5.2 million in data center equipment for Lachute (Québec) Facility
Purchase of $12.9 million in data center equipment for New Brunswick Facility
August 2023 ATM Equity Program (4)	$18,560,039	Purchase of $14.8 million in data center equipment for Lachute (Québec) Facility
Purchase of $5.4 million in data center equipment for Sweden (Boden) Facility
Purchase of $27.4 million data center equipment for New Brunswick Facility

Notes:

(1) Note that the use of proceeds per facility is not in exact alignment with the proceeds under the various at-the-market offerings, as the Company funds acquisitions through a number of methods, including private placements and operating revenues.

(2) Proceeds raised through shares distributed at-the-market qualified by a prospectus supplement dated September 2, 2022 to a short form base shelf prospectus dated January 4, 2022.

(3) Proceeds raised through shares distributed at-the-market qualified by a prospectus supplement dated May 3, 2023 to a short form base shelf prospectus dated May 1, 2023.

(4) Proceeds raised through shares distributed at-the-market qualified by an amended and restated prospectus supplement dated August 17, 2023 to a short form base shelf prospectus dated May 1, 2023.

Business Objectives and Milestones

The Company's business objectives are to increase shareholder value and continue its operations as one of the globally diversified publicly traded data center companies with a focus on digital asset mining and HPC, powered by green energy.  The Company's expectations are based on significant assumptions and are subject to significant risks.

The following table sets forth the business objectives contemplated by the Company as at the date hereof, the amount of proceeds from the Offering allocated to the objective, and an estimated completion date.

Business Objective	Amount of Gross Proceeds Allocated (CAD)	Estimated Completion Date
Purchase of 7,000 S21 Antminer ASIC units	$19.5 million	June 1, 2024(1)
General Working Capital & Overhead(2)	$7.4 million	N/A
TOTAL:	$26.9 million(3)	-

Note:

(1) As per the Company's press release dated December 22, 2023, the units are to be delivered over the period form January 2024 to June 1, 2024. The Company currently expects all units to be delivered by June 1, 2024.

(2) The largest general working capital and overhead expenses for the Company are related to electricity and rent expenses at the Company's various facilities.

(3) Represents net proceeds of C$28.8 million less the Underwriters' Commission of C$1.7 million and estimated total expenses of C$0.2 million.

The total cost of the 7,000 S21 Antminer ASIC units was approximately $24.5 million.  Accordingly, in addition to the gross proceeds raised under the offering, the Company intends to use approximately $10.0 million from the August 2023 ATM Equity Program towards the above-noted business objectives.

HIVE Digital Technologies Ltd.
(formerly, HIVE Blockchain Technologies Ltd.)
Management's Discussion and Analysis of Financial Condition and Results of Operations
For the three and nine months ended December 31, 2023
(In thousands of US Dollars, except share amounts)

The Company intends to use the available funds as set forth above based on budgets and consultations with the Board of Directors of the Company.  However, there may be circumstances where, for sound business reasons, a reallocation of the net proceeds may be necessary in order for the Company to achieve its overall business objectives.  Management has, and will continue to have, the discretion to modify the allocation of the Company's available funds, including the net proceeds of the offering, if necessary. Investors are cautioned that the actual amount the Company spends in connection with each of the intended uses of the proceeds may vary significantly from the amounts specified above and will depend on a number of factors, including those referred to under "RISK AND UNCERTAINTIES" below.

The following are the milestones set out by the Company as of the date hereof:

  the Company is undergoing an upgrade of its fleet of equipment.  As of December 2023, the Company has approximately 11,000 (comprised of 1,000 in Lachute, 7,500 in NB and 1,400 in Sweden and 1,200 in Iceland) ASIC Miners which are operating at approximately 38 J/TH (or less efficiency, meaning higher than 38 J/TH). The Company estimates that, as of the date hereof, to upgrade the entire fleet to ASICs to an efficiency of 29 J/TH costed approximately $37.0 million.
  While upgrading existing ASICs is one key long-term strategy to navigate the anticipated halving of Bitcoin rewards in 2024 (the "2024 Bitcoin Halving"), expanding the infrastructure footprint to operate more ASIC miners globally can be accomplished with an investment of approximately $20.0 million for approximately 28 MW of infrastructure.  This would allow for the operation of 8,200 new generation ASICs, which would cost approximately $13.5 million and produce approximately 1 EH/s of Bitcoin mining capacity.  Therefore, based on opportunities in the market today, it would cost the Company approximately $33.5 million for each 1 EH/s of expansion (including infrastructure and ASIC miners).
  During the month of December 2023, the average revenue per PH/s per day was approximately $100 dollars, based on prevailing market conditions1. An increase of 1 EH/s therefore equates to an increase in revenue of $0.1 million per day.  After the 2024 Bitcoin Halving, assuming no change to the price of Bitcoin or Network Difficulty, it is expected that the average revenue per PH/s per day would be approximately $37 dollars.  Historically, the Network Difficulty has adjusted after halving events, offsetting some of the effect of the halving; consequently, the actual average revenue per PH/s per day is expected to be greater than US$37.
  the Company and its manufacturing partner, in collaboration with Intel, has built, tested, and shipped approximately 7,345 new BuzzMiner units, which would add 770 PH/s to the Company's operating hashrate.  To complete these units, the Company estimates that it will cost approximately $8.1 million. This additional investment works out to approximately $10.50/TH, for machines with 30 J/TH ASIC efficiency.  This is less expensive than prevailing market prices in the range of $12-15/TH for similar machines from other vendors.  On a comparative basis, the internal production of HIVE BuzzMiners provides the best return on investment (with a break-even date of approximately 190 days at the prevailing price of Bitcoin and network difficulty) based on incremental capital required to produce them. Based on the same parameters as above, an increase of 770 PH/s equates to an increase in revenue of $77 per day. It is expected that after the 2024 Bitcoin Halving, assuming no change to the price of Bitcoin or Network Difficulty, the increase in revenue would be approximately $29 per day revenue.  As mentioned above, historically, the Network Difficulty has adjusted after Halving events, offsetting some of the effect of the Halving.
  the Company is reviewing sites for potential expansion opportunities, with on average approximately 40 MW of available power capacity.  The Company estimates that completing such an infrastructure build out of a data center could cost approximately $20.0 million to $28.0 million, depending on project specifications.  In particular, the Company continues to seek sites for data centres that can be powered using green and renewable energy, in accordance with its stated strategy.  Expansion into both existing and new jurisdictions serve two purposes: first, it diversifies the Company's business operations, mitigating certain regulatory risks that are associated with more focused operations; second, it allows the Company to deploy its resources, including capital, labour, and equipment, more efficiently;

1 Based on an average price of Bitcoin of $42,546.89 and an average Network Difficulty of 68.8T during December 2023.

HIVE Digital Technologies Ltd.
(formerly, HIVE Blockchain Technologies Ltd.)
Management's Discussion and Analysis of Financial Condition and Results of Operations
For the three and nine months ended December 31, 2023
(In thousands of US Dollars, except share amounts)
  the Company intends to expand its HPC line of operations by a factor of ten. It recently achieved a run-rate revenue of $1.0 million per year based on its deployment of 500 GPUs as a service HPC business.  In order to achieve the Company's goal of reaching 10x growth of HPC revenue, the Company has purchased 480 additional data grade servers, which are expected to operate 4,800 GPUs additionally, which cost $6.7 million, in addition to $0.8 million in networking equipment and storage.  The Company believes that HPC has the potential to be the most profitable and highest revenue generating use of its access to power.

While the Company has already purchased 38,000 data-centre grade GPUs which are capable of HPC, the Company must procure data center grade servers in order to operate them. Each data-centre grade server can operate 10 GPUs, and therefore an additional 480 servers can operate 4,800 GPUs and would achieve the Company's goal of 10x growth.  Thus this initial investment of $7.5 million would apply to converting 4,800 of the Company's 38,000 GPUs (or approximately only 13% of our Nvidia GPUs) into HPC nodes.

2022 Business Objectives and Milestones

The following table sets forth the business objective and milestones contemplated by the amended and restated short form base shelf prospectus dated January 4, 2022, the progress of achieving these milestones, and a comparison of the actual costs spent against the estimated costs.

Business Objective	Status	Estimated Costs	Expenditures to Date
Upgrading the memory cards for all of the Company's miners at each of its data centers from 4 GB to 8 GB. The Company targeted December 2022 as the completion date for this upgrade.	Complete	$22 million	$22 million
Expanding Company's Bitcoin mining on the cloud.	Complete	$24.5 million	$24.5 million
Targeting 2 EH/s of Bitcoin cloud mining capacity by the end of March 2022.	Complete	N/A	N/A
Targeting 10.0 EH/s of Bitcoin cloud mining capacity by the end of 2022. REVISED: Having 6 EH/s of Bitcoin cloud mining capacity by March 31, 2024, from its current 3 EH/s. The Company estimates that its revised target of an additional 3 EH/s would cost approximately $100 million, based on prevailing costs including 30 MW of
infrastructure and approximately 8200 new generation ASIC miners.	The Company currently anticipates 5.0 EH/s of mining capacity by March 31, 2024. Once all of the Company's existing infrastructure has been installed (expected on or around June 30, 2024) it is anticipated that it will reach 5.5 EH/s.	$500 million REVISED: $100 million	$100 million

HIVE Digital Technologies Ltd.
(formerly, HIVE Blockchain Technologies Ltd.)
Management's Discussion and Analysis of Financial Condition and Results of Operations
For the three and nine months ended December 31, 2023
(In thousands of US Dollars, except share amounts)

2023 Business Objectives and Milestones

The following table sets forth the business objective and milestones contemplated by the short form base shelf prospectus dated May 1, 2023, the progress of achieving these milestones, and a comparison of the actual costs spent against the estimated costs.

Business Objective / Milestone	Status	Estimated Costs	Expenditures to Date
Upgrade fleet of ASIC Miners to an efficiency of 30 J/TH(1)	Complete, with more machines purchased than initially budgeted due to attractive deals in the market for low $/TH	$30 million	$37 million which included the purchase of 22,500 ASICs including S19 JPRO, JPRO+, KPRO XP, and will bring the Company's fleet efficiency to 29 J/TH after installation
Complete approximately 7,345 new BuzzMiner units(2)	Complete	$10.8 million	$10.3 million
Review sites for potential expansion opportunities with 40 MW of available power capacity	The Company recently acquired a 6MW site in Sweden, and is continuing to evaluate further sites.	$20 million to $28 million	$2 million
Expand revenue from HPC line of operations by a factor of 10	The Company has allocated an additional $1.2 million to this milestone. All equipment required to complete this milestone is installed and operating, and as of the date hereof the Company has expanded the HPC line of operations by a factor of 5. It is anticipated that upon full market utilization (expected on or around December 31, 2024), this milestone will be achieved.	$5.3 million	$7.5 million

Notes:

(1) Note that there is considerable overlap between the goals of increasing efficiency, increasing hash rate, and acquiring new miners. These goals are also reflected in the 2022 Business Objectives and Milestones, as they are the primary drives of the Company's profitability.

HIVE Digital Technologies Ltd.
(formerly, HIVE Blockchain Technologies Ltd.)
Management's Discussion and Analysis of Financial Condition and Results of Operations
For the three and nine months ended December 31, 2023
(In thousands of US Dollars, except share amounts)

SHARE CONSOLIDATION

On May 24, 2022, the Company underwent a consolidation of the Common Shares (the "Consolidation") on the basis of five pre-consolidation Common Shares for one post-consolidation Common Share.  Unless otherwise stated, all references to Common Shares in this MD&A are to post-Consolidation Common Shares.

CONSOLIDATED RESULTS OF OPERATIONS ON A QUARTERLY BASIS

	Q3 2024	Q2 2024	Q1 2024	Q4 2023 Revised	Q3 2023 Revised
Revenue from digital currency mining	$30,115	$22,514	$23,344	$17,995	$14,318
High performance computing hosting	1,137	253	221	229	-
	31,252	22,767	23,565	18,224	14,318

Operating and maintenance	(19,963)	(18,134)	(15,585)	(14,198)	(10,703)
Depreciation	(16,423)	(16,567)	(16,483)	(11,315)	(20,340)
	(5,134)	(11,934)	(8,503)	(7,289)	(16,725)

Gross operating margin	11,289	4,633	7,980	4,026	3,615
Gross operating margin % (1)	36%	20%	34%	22%	25%
Gross margin %	(16%)	(52%)	(36%)	(40%)	(117%)

Revaluation of digital currencies (2)	422	(422)	-	23,427	(5,997)
Gain (loss) on sale of digital currencies	5,818	(2,254)	(575)	5,263	(3,448)

General and administrative	(3,698)	(3,563)	(2,767)	(3,392)	(3,250)
Foreign exchange (loss) gain	(374)	(354)	1,445	(4,205)	2,017
Share based compensation	(633)	(4,044)	(1,973)	(2,921)	(2,556)
Unrealized gain (loss) on investments	4,247	34	(665)	(2,675)	(1,073)
Change in fair value of derivative liability	(129)	417	(143)	(390)	715
Impairment of equipment	-	-	-	1,007	(38,844)
Impairment of deposits	-	-	-	-	(22,653)
Provision on sales tax receivables	(4,931)	-	-	-	-
Gain (loss) on sale of mining assets	6	26	(267)	(118)	(1,292)
Other (expenses) income	47	(11)	(111)	(381)	240
Finance expense	(843)	(838)	(879)	(774)	(1,004)
Tax (expense) recovery	(1,749)	(1,605)	(1,814)	(831)	411
Net (loss) income from continuing operations	$(6,951)	$(24,548)	$(16,252)	$6,721	$(93,459)

EBITDA (1)	$12,064	$(5,538)	$2,924	$19,641	$(72,526)
Adjusted EBITDA (1)	$17,329	$(1,515)	$5,307	$(1,364)	$(1,899)

(1) Non-IFRS measure. A reconciliation to its nearest IFRS measures is provided under "Reconciliations of Non-IFRS Financial Performance Measures" below.

(2) Revaluation is calculated as the change in value (gain or loss) on the coin inventory.  When coins are sold, the net difference between the proceeds and the carrying value of the digital currency (including the revaluation), is recorded as a gain (loss) on the sale of digital currencies.

HIVE Digital Technologies Ltd.
(formerly, HIVE Blockchain Technologies Ltd.)
Management's Discussion and Analysis of Financial Condition and Results of Operations
For the three and nine months ended December 31, 2023
(In thousands of US Dollars, except share amounts)

RESULTS FOR THREE MONTHS ENDED DECEMBER 31, 2023 COMPARED TO THREE MONTHS ENDED DECEMBER 31, 2022

Revenue:

  Revenue from digital currency mining was $30.1 million for the current period compared to $14.3 million in the prior period. The increase was primarily driven by the Company's digital currency mining revenue, where the Company mined 830 BTC and generated $30.1 million compared to 787 BTC in the comparative prior period generating $14.3 million in revenue.  The main reason for the increase was a higher average Bitcoin price during the current period of $36,119 compared to $18,067 in the comparative prior period.

  The Company's new HPC business contributed $1.1 million for the current period compared to $nil in the prior period.

Cost of sales:

  Operating and maintenance costs for digital currency mining were $18.8 million for the current period compared to $10.7 million in the prior period. These costs consisted of fees paid to suppliers (including local electricity providers), as well as service providers to operate our data centers.  These costs include daily monitoring and maintenance and all other costs directly related to the maintenance and operation of the data center equipment. The main reason for the increase was an increase in the Company's global hashrate resulting in an increase in electricity costs during the period.  Also contributing to the cost was the abolishment of the energy tax reduction in Sweden for data centers which occurred on July 1, 2023.

  Operating and maintenance costs for high performance computing hosting were $1.2 million for the current period compared to $nil in the prior period. These costs consisted of fees paid to suppliers, service providers to operate our data centers and all other costs directly related to the maintenance and operation of the data center equipment.

  Depreciation was $16.4 million for the current period compared to $20.3 million in the prior period. Depreciation is mainly related to the Company's data center equipment and right of use assets.  The decrease was mainly attributable to the impairment taken on plant and equipment during the interim periods in the previous fiscal year of $70.4 million which resulted in a lower fixed asset base in the current period to depreciate, net of additions and disposals in the current period.  The impairment was taken to reflect a decline in market value of certain computing assets due to the rapid evolution of this technology.

Gross operating margin and gross margin:

  The gross operating margin was $11.3 million in the current period compared to $3.6 million in the prior period. Gross operating margin is directly impacted by digital currency prices and the network difficulty level as this impacts revenue from mining operations. The main reason for the increase was a higher average Bitcoin price during the current period of $36,119 compared to $18,067 in the comparative prior period.

  The gross margin was a loss of $5.1 million in the current period compared to a loss of $16.7 million in the comparative prior period. The increase in the gross margin is mainly due to higher revenue from mining operations because of a higher average Bitcoin price during the current period as mentioned above.

Revaluation of digital currencies:

  The Company recorded a non-cash gain of $0.4 million in the current period compared to a non-cash loss of $6.0 million in the comparative period.  The gain is related to the quarterly revaluation of the Company's portfolio of digital currencies in the consolidated statements of profit or loss.  The revaluation incorporated an increase in the price of Bitcoin relative to the comparative periods.

HIVE Digital Technologies Ltd.
(formerly, HIVE Blockchain Technologies Ltd.)
Management's Discussion and Analysis of Financial Condition and Results of Operations
For the three and nine months ended December 31, 2023
(In thousands of US Dollars, except share amounts)

Gain on sale of digital currencies:

  The Company sold digital currencies and received proceeds of $30.7 million during the current period which resulted in the recording of a gain on such sale of $5.8 million.  In the prior comparative period the Company recorded proceeds of $30.9 million and recognized a loss on such sales of $3.4 million.

Other items:

  General and administrative expenses were $3.7 million in the current period compared to $3.3 million in the prior period.  Office and administrative expenses increased by $0.3 million, management fees, salaries and wages increased by $0.1 million. Other expenses such as professional, advisory and consulting expenses and marketing were comparable between the periods.

  Foreign exchange loss was $0.4 million in the current period compared to a gain of $2.0 million in the prior period due to the movement in exchange rates.  The Company operates in multiple jurisdictions and is exposed to foreign currency fluctuations.

  Share based compensation expense was $0.6 million in relation to the options and restricted share units vested in the period compared to $2.6 million in the prior comparative period. The decrease is on the account of the amortization of previous grants in prior periods.

  Unrealized gain on investments was $4.25 million compared to an unrealized loss of $1.1 million in the prior period. The Company holds a number of investments some of which are traded in the active markets which fluctuate from time to time in value.  The Company did not purchase or sell any investment holdings in the current period.

  Change in fair value of derivative liability was a loss of $0.1 million compared to a gain of $0.7 million in the prior period.  The derivative component is re-valued each reporting period using the Black-Scholes option pricing model.  The main reason for the change is due to the increase in the Company's stock price at the current period compared to the prior comparative period end.

  Impairment of equipment was $nil in the current period compared $38.8 million in the prior period.  During the prior fiscal year, as digital currency prices declined and the ETH merge occurred, the Company determined that these factors were indicators of impairment.  The Company performed impairment assessments during the prior fiscal year using both the value in use and fair value less costs to dispose models to determine the recoverable value and as a result recorded impairment on its equipment.

  Impairment of deposits was $nil in the current period compared $22.7 million in the prior period.  The impairment is based on the counterparty risk of delivery, efficiency of machines expected use of the machines and the expected quantity and quality of the equipment to be received.

  Sales tax receivable provision was $4.9 million in the current period compared to $nil in the prior period. The Company performed an assessment over Sales tax receivables, examining the history of claims and payments received from various authorities, together with regulatory challenges. As a result, the Company determined that there is uncertainty over the collection of certain amounts and recorded a provision of $4.9 million for these receivables.

  Gain on equipment sales were $6 compared to a loss of $1.3 million in the prior period. The Company disposes of older generation ASIC mining equipment and legacy GPU cards as opportunities present themselves as part of upgrading its fleet of mining equipment.

  Other income was $47 in the current period compared to $240 in the prior period.

  Finance expense was $0.8 million in the current period compared to $1.0 million in the prior period.  This includes interest and accretion on the convertible debt, interest on lease liabilities and loans payable.

  Tax expense was $1.8 million in the current period compared to a recovery of $0.4 million in the prior period.  The main reason for the increase is due to the limited tax losses available in some entities as they have been utilized in prior periods.

HIVE Digital Technologies Ltd.
(formerly, HIVE Blockchain Technologies Ltd.)
Management's Discussion and Analysis of Financial Condition and Results of Operations
For the three and nine months ended December 31, 2023
(In thousands of US Dollars, except share amounts)

CONSOLIDATED RESULTS OF OPERATIONS ON A PERIOD END BASIS

	Nine months ended December 31,
	2023	2022 Revised
Revenue from digital currency mining	$75,973	$88,094
High performance computing hosting	1,611	-
	77,584	88,094

Operating and maintenance	(53,682)	(41,521)
Depreciation	(49,473)	(70,415)
	(25,571)	(23,842)

Gross operating margin	23,902	46,573
Gross operating margin % (1)	31%	53%
Gross margin %	(33%)	(27%)

Revaluation of digital currencies (2)	-	(79,207)
Gain (loss) on sale of digital currencies	2,989	(22,199)

General and administrative	(10,028)	(9,851)
Foreign exchange gain	717	5,451
Share based compensation	(6,650)	(5,457)
Unrealized gain (loss) on investments	3,616	(10,757)
Change in fair value of derivative liability	145	4,894
Impairment of equipment	-	(71,417)
Impairment of deposits	-	(27,331)
Provision on sales tax receivables	(4,931)	-
Loss on sale of mining assets	(235)	(1,277)
Other (expenses) income	(75)	240
Finance expense	(2,560)	(2,932)
Tax (expense) recovery	(5,168)	542
Net loss from continuing operations	$(47,751)	$(243,143)

(1) Non-IFRS measure. A reconciliation to its nearest IFRS measures is provided under "Reconciliations of Non-IFRS Financial Performance Measures" below.

(2) Revaluation is calculated as the change in value (gain or loss) on the coin inventory.  When coins are sold, the net difference between the proceeds and the carrying value of the digital currency (including the revaluation), is recorded as a gain (loss) on the sale of digital currencies.

HIVE Digital Technologies Ltd.
(formerly, HIVE Blockchain Technologies Ltd.)
Management's Discussion and Analysis of Financial Condition and Results of Operations
For the three and nine months ended December 31, 2023
(In thousands of US Dollars, except share amounts)

RESULTS FOR NINE MONTHS ENDED DECEMBER 31, 2023 COMPARED TO NINE MONTHS ENDED DECEMBER 31, 2022

Revenue:

  Revenue from digital currency mining revenue was $76.0 million for the current period compared to $88.1 million in the prior period. The decrease was primarily driven by the Company's digital currency mining revenue, where the Company mined 2,465 BTC and nil ETH and generated $76.0 million in the current period compared to 2,466 BTC and 14,984 ETH in the comparative prior period generating $88.1 million in revenue.  The main reasons for the decrease were our cessation of Ether mining following the Merge on September 15, 2022, and increased network difficulty as compared with the prior period.

  The Company's new HPC business contributed $1.6 million compared to $nil in the prior period.

Cost of sales:

  Operating and maintenance costs for digital currency mining were $51.9 million for the current period compared to $41.5 million in the prior period. These costs consist of fees paid to suppliers including local electricity providers, as well as service providers to operate our data centers which includes daily monitoring and maintenance and all other costs directly related to the maintenance and operation of the data center equipment. The main reason for the increase is due to the increase in the Company's global hashrate resulting in a correlated increase in electricity costs during the period and the abolishment of the energy tax reduction in Sweden for data centers which occurred on July 1, 2023.

  Operating and maintenance costs for high performance computing hosting were $1.8 million for the current period compared to $nil in the prior period. These costs consisted of fees paid to suppliers, service providers to operate our data centers and all other costs directly related to the maintenance and operation of the data center equipment.

  Depreciation was $49.5 million for the current period compared to $70.4 million in the prior period. Depreciation is mainly related to the Company's data center equipment and right of use assets.  The decrease is mainly attributed to the impairment taken on plant and equipment during the interim periods in the previous fiscal year of $70.4 million which resulted in a lower fixed asset base in the current period to depreciate, net of additions and disposals in the current period.  The impairment was taken to reflect a decline in market value of certain computing assets due to the rapid evolution of this technology.

Gross operating margin and gross margin:

  The gross operating margin was $23.9 million in the current period compared to $46.6 million in the prior period. Gross operating margin is directly impacted by digital currency prices and network difficulties as this impacts revenue from mining operations. The decrease is mainly attributed to the increase in the Bitcoin network difficulty versus the prior year, combined with the Company not mining Ether since the merge on September 15, 2022.

  The gross margin was a loss of $25.6 million in the current period compared to a loss of $23.8 million in the comparative prior period. The increase is mainly due to lower revenue from mining operations, increase in operating and maintenance costs, net of the decrease in depreciation expense as discussed above.

Revaluation of digital currencies:

  The Company recorded a non-cash loss of $nil in the current period compared to a non-cash loss of $79.2 million related to the quarterly revaluation of its portfolio of digital currencies in the consolidated statements of profit or loss because of a decrease in the price of Bitcoin in the prior period compared to an increase in the current period.

Gain on sale of digital currencies:

  The Company sold digital currencies and received proceeds of $92.4 million during the current period and the Company recorded a gain on sale of $3.0 million in relation to the sale of digital currencies compared to proceeds of $102.7 million and recognizing loss on sale of $22.2 million in the prior period.

HIVE Digital Technologies Ltd.
(formerly, HIVE Blockchain Technologies Ltd.)
Management's Discussion and Analysis of Financial Condition and Results of Operations
For the three and nine months ended December 31, 2023
(In thousands of US Dollars, except share amounts)

Other items:

  General and administrative expenses were $10.0 million in the current period compared to $9.9 million in the prior period. Office, administrative, and regulatory expenses increased by $0.1 million, and marketing expenses increased by $0.2 million, offset by a  decrease in professional fees, advisory and consulting expenses by $0.2 million.

  Foreign exchange gain was $0.7 million in the current period compared to a gain of $5.5 million in the prior period due to the movement in exchange rates. The Company operates in multiple jurisdictions and is exposed to foreign currency fluctuations.

  Share based compensation expense was $6.7 million in relation to the stock options and restricted share units granted or vested in the period as compared to $5.5 million in the prior comparative period mainly as a result of stock option grants made in the current period.

  Unrealized gain on investments was $3.6 million compared to an unrealized loss of $10.8 million in the prior period. The Company holds a number of investments some of which are traded in the active markets which fluctuate from time to time in value. The Company purchased an investment of $250 in the current period and did not sell any investment holdings.

  Change in fair value of derivative liability was a gain of $0.1 million compared to gain of $4.9 million in the prior period. The derivative component is re-valued each reporting period using the Black-Scholes option pricing model. The main reason for the change is due to the decrease in the Company's stock price at the prior comparative period end compared to the current period.

  Impairment of equipment was $nil in the current period compared $71.4 million in the prior period.  During the prior fiscal year, as digital currency prices declined and the ETH merge occurred, the Company determined that these factors were indicators of impairment. The Company performed impairment assessments during the prior fiscal year using both the "value in use" and "fair value less costs to dispose" models to determine the recoverable value and as a result recorded impairment on its equipment.

  Impairment of deposits was $nil in the current period compared $27.3 million in the prior period.  The impairment on deposits are based on the counterparty risk of delivery, efficiency of machines, expected use of the machines and the expected quantity and quality of the equipment to be received.

  Provision on Sales tax receivable was $4.9 million in the current period compared to $nil in the prior period. The Company performed an assessment over Sales tax receivables, examining the history of claims and payments received from various authorities, together with regulatory challenges. As a result, the Company determined that there is uncertainty over the collection of certain amounts and recorded a provision of $4.9 million for these receivables.

  Loss on sale of mining assets was $0.2 million in the current period compared to $1.3 million in the prior period. The Company disposes of older generation ASIC mining equipment and legacy GPU cards as opportunities present themselves as part of upgrading its fleet of mining equipment.

  Other expenses was $0.1 million compared to other income of $0.24 million in the comparative period.

  Finance expense was $2.6 million in the current period compared to $2.9 million in the prior period. This amount includes interest and accretion on the convertible debt, interest on lease liabilities and loans payable.

  Tax expense was $5.2 million in the current period compared to a recovery of $0.5 million in the prior period. The main reason for the increase is due to the limited tax attributes available as they have been utilized in prior periods.

HIVE Digital Technologies Ltd.
(formerly, HIVE Blockchain Technologies Ltd.)
Management's Discussion and Analysis of Financial Condition and Results of Operations
For the three and nine months ended December 31, 2023
(In thousands of US Dollars, except share amounts)

CONSOLIDATED BALANCE SHEET

The following is a summary of key balance sheet items:

	December 31,	March 31,
	2023	2023
Cash	$17,824	$4,373
Amounts receivable and prepaids	8,194	9,354
Investments	6,900	2,866
Digital currencies	71,894	65,899
Plant and equipment	91,877	87,228
Long term receivable	2,366	5,815
Deposits, net of provision	23,181	9,542
Right of use asset	8,999	10,973
Intangible assets	-	67
TOTAL ASSETS	$231,235	$196,117

Accounts payable and accrued liabilities	$11,813	$9,354
Current portion of convertible loan - liability component	1,532	1,175
Current portion of lease liability	2,528	2,330
Term loan	6,176	7,139
Current portion of loans payable	2,828	1,224
Current income tax liability	4,977	1,846
Convertible loan - liability component	2,352	3,554
Convertible loan - derivative component	337	482
Loans payable	11,004	11,854
Lease liability	6,454	8,138
Deferred tax liability	1,181	206
TOTAL LIABILITIES	$51,182	$47,302

Cash

  Cash as at December 31, 2023, was $17.8 million, an increase of $13.5 million from the prior year. Refer to the Liquidity and Capital Resources section below for details on changes in cash.

Amounts receivable and prepaids

  Amounts receivable and prepaids decreased by $1.2 million as a result of a provision on sales tax receivables, net of an increase for prepaid expenses and other sales tax and vat receivables as part of normal course of operations.

Investments

  The Company holds a number of investments some of which are traded in active markets.  As a result, these investments fluctuate in value from time to time.  Investments increased by $4.0 million from the prior year mainly due to a mark to market on these investments, net of additions.  In the current period, the Company purchased an investment of $250 and did not sell any investment holdings.

Digital currencies

  Digital currencies at December 31, 2023 mainly consisted of 1,704 Bitcoin (March 31, 2023 - 2,332 Bitcoin). The increase in digital currencies was mainly due to a higher BTC price at period end compared to March 31, 2023.

Plant and equipment

  Plant and equipment increased by $4.7 million mainly due to additions to upgrade the Company's ASIC fleet before the upcoming halving and expanding the HPC business totalling $48.2 million, offset by depreciation of $47.3 million during the period. The Company also completed a property asset acquisition that added $2.1 million in assets during the current period. The remainder of the change is a result of foreign exchange and disposals of equipment.

HIVE Digital Technologies Ltd.
(formerly, HIVE Blockchain Technologies Ltd.)
Management's Discussion and Analysis of Financial Condition and Results of Operations
For the three and nine months ended December 31, 2023
(In thousands of US Dollars, except share amounts)

Long term receivable

  Long term receivable consists of value added tax receivables and a receivable on the sale of a subsidiary. The decrease of $3.5 million is due to the application of certain prior amounts of value added tax receivables being applied against energy taxes payable in Sweden during the period.

Deposits

  Deposits mainly consist of equipment deposits and increased by $13.6 million during the period. The increase is mainly due to amounts paid for an ASIC miner order placed near the end of the current period as the Company upgrades its ASIC fleet before the halving, net of equipment received during the period.

Right of use assets

  Right of use assets decreased by $2.0 million mainly due to depreciation expense.

Intangible assets

  The Company's intangible assets is $nil at period end. The decrease is due to depreciation expense of $0.07 million.

Accounts payable and accrued liabilities

  Accounts payable and accrued liabilities increased by $2.5 million mainly due to the timing of payments to vendors.

Term loan

  As part of the Atlantic acquisition the Company acquired a term loan.  The facility bears interest at 3.33% per annum and has a maturity date of June 30, 2024.  The term loan decreased by $1.0 million as a result of the repayment of principal amounts during the period. The Company has not yet renegotiated the term loan.

  The term loan has financial ratios and minimum tangible asset covenants that must be maintained by HIVE Atlantic Datacentres Ltd.  As at December 31, 2023 the covenant to maintain a ratio of total debt to tangible net worth equal to or less than 2:1 was not met. The outstanding balance is presented as a currently liability as at December 31, 2023.  The lender has not declared a default or requested early repayment of the loan as of the date when these financial statements were approved by the Board of Directors.  The term loan includes an unlimited guarantee from the Company.

Current income tax liability

  The Company's current income tax liability increased by $3.1 million as a result of taxable income in its operations in Sweden, Iceland and Canada after the use of its tax attributes within those jurisdictions.

Convertible loan

  The convertible loan liability component decreased by $0.9 million as a result of repayments toward the principal portion of the loan during the period.

  The convertible loan derivative component is re-valued each reporting period using the Black-Scholes option pricing model. The main reason for the decrease of $0.1 million has been due to the lower amount of common shares the note can be converted to due to repayments.  The Company has been repaying the principal portion of the convertible loan amount quarterly.

Loans payable

  The Company incurred a loan as part of the sale of the net assets of Boden Technologies AB. The loan facility bears interest at the Swedish government borrowing rate plus 1% per annum and has a maturity date of December 31, 2035.  The increase of $0.8 million is due to a foreign exchange on the loan amount as result of a fluctuation of currencies and the added interest accrual for the period.

Lease liability

  The lease liabilities decreased by $1.5 million mainly as a result of lease payments made during the period.

HIVE Digital Technologies Ltd.
(formerly, HIVE Blockchain Technologies Ltd.)
Management's Discussion and Analysis of Financial Condition and Results of Operations
For the three and nine months ended December 31, 2023
(In thousands of US Dollars, except share amounts)

Deferred tax liability

  The Company's deferred tax liability at December 31, 2023 increased by $1.0 million as a result of the changes in the tax attributes and balances within the jurisdictions for the operational subsidiaries in which they operate.

SUMMARY OF QUARTERLY RESULTS

The following tables summarize the Company's financial information for the last eight quarters in accordance with IFRS:

				Revised
	Q3 2024	Q2 2024	Q1 2024	Q4 2023
	$	$	$	$
Revenue	31,252	22,767	23,565	18,224
Net (loss) income	(6,951)	(24,548)	(16,252)	6,721
Basic (loss) income per share	(0.08)	(0.29)	(0.19)	0.08
Diluted (loss) income per share	(0.08)	(0.29)	(0.19)	0.08

	Revised	Revised	Revised
	Q3 2023	Q2 2023	Q1 2023	Q4 2022
	$	$	$	$
Revenue	14,318	29,597	44,179	49,784
Net loss	(93,459)	(33,657)	(116,027)	(33,972)
Basic loss per share	(1.14)	(0.41)	(1.41)	(0.43)
Diluted loss per share	(1.14)	(0.41)	(1.41)	(0.43)

LIQUIDITY AND CAPITAL RESOURCES

The Company commenced earning revenue from digital currency mining in mid-September 2017.  The Company has been reliant on external financing to take advantage of growth opportunities while preserving its cryptocurrency assets.  The Company's ability to continue as a going concern is dependent on the Company's ability to efficiently mine and liquidate digital currencies and its profitability in its new HPC business segment.

As at December 31, 2023, the Company had a working capital balance of $75.0 million (March 31, 2023 - $59.4 million) and has sufficient cash to fund its current operating and administrative costs.

The net change in the Company's cash position as at December 31, 2023 as compared to March 31, 2023 was an increase of $13.5 million as a result of the following cash flows:

  Cash provided by operating activities of $33.3 million;
  Cash used in investing activities of $64.6 million related to the purchase of equipment, and deposits on equipment; and
  Cash provided by financing activities of $44.8 million from share issuances, net of cash used for lease and debt payment.

As at December 31, 2023, the contractual maturities of financial and other liabilities, including estimated interest payments, are as follows:

HIVE Digital Technologies Ltd.
(formerly, HIVE Blockchain Technologies Ltd.)
Management's Discussion and Analysis of Financial Condition and Results of Operations
For the three and nine months ended December 31, 2023
(In thousands of US Dollars, except share amounts)

	Contractual
	cash flows	within 1 year	1 to 3 years	3 to 5 years	5+ years
Accounts payable	$8,811	$8,811	$-	$-	$-
Term loan	6,176	6,176	-	-	-
Convertible loan	6,635	3,406	3,229	-	-
Lease commitments	9,910	2,967	5,392	1,551	-
Loans payable and interest	16,202	2,828	4,014	2,524	6,836
Total	$47,734	$24,188	$12,635	$4,075	$6,836

DIVIDENDS

The Company has never paid dividends.  Payment of future dividends, if any, will be at the discretion of the Company's Board of Directors after taking into account many factors, including operating results, financial condition, and current and anticipated cash needs.  All of the common shares in the capital of Company would be entitled to an equal share in any dividends declared and paid on a per share basis.

OFF-BALANCE SHEET ARRANGEMENTS

As of the date of this report, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company.

OUTSTANDING SHARE DATA

At December 31, 2023 and at the date of this report, the following securities were outstanding:

	December 31,	Date of this	Exercise price
Total Outstanding as of:	2023	report:	range:
Shares outstanding	92,543,767	100,523,895
Restricted Share Units	1,470,580	1,562,806
Stock options	3,465,915	3,465,915	C$1.35 - C$25.35
Special warrants	5,750,000	-
Warrants	3,368,727	5,243,727	C$5.00 - C$30.00

RECONCILIATIONS OF NON-IFRS FINANCIAL PERFORMANCE MEASURES

The Company has presented certain non-IFRS measures in this document.  The Company believes that these measures, while not a substitute for measures of performance prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company.  These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers.

Gross Operating Margin

The Company believes that, in addition to conventional measures prepared in accordance with IFRS, it is helpful to investors to use the gross operating margin to evaluate the Company's performance and its ability to generate cash flows and service debt.  The gross operating margin is defined as total revenue less direct cash costs, being operating and maintenance costs.  Accordingly, this measure does not have a standard meaning and is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Gross mining margin is directly impacted by Bitcoin price and Bitcoin network Difficulty (which are both publicly available statistics).  The Difficulty is an integer value that is proportional to the number of hashes required to solve a block.  Revenue is directly proportional to Bitcoin price, and inversely proportional to Difficulty.

The following table provides illustration of the calculation of the gross operating margin for the last five quarters:

HIVE Digital Technologies Ltd.
(formerly, HIVE Blockchain Technologies Ltd.)
Management's Discussion and Analysis of Financial Condition and Results of Operations
For the three and nine months ended December 31, 2023
(In thousands of US Dollars, except share amounts)

Calculation of Gross Operating Margin:	Q3 2024	Q2 2024	Q1 2024	Q4 2023	Q3 2023

Revenue (1)	$31,252	$22,767	$23,565	$18,224	$14,318
Less:
Operating and maintenance costs:	(19,963)	(18,134)	(15,585)	(14,198)	(10,703)
Gross Operating Margin	$11,289	$4,633	$7,980	$4,026	$3,615

Gross Operating Margin %	36%	20%	34%	22%	25%

(1) As presented on the statements of income (loss) and comprehensive income (loss).

EBITDA & Adjusted EBITDA

The Company uses EBITDA and Adjusted EBITDA as a metric that is useful for assessing its operating performance on a cash basis before the impact of non-cash items and acquisition related activities.

EBITDA is net income or loss from operations, as reported in profit and loss, before finance income and expense, tax and depreciation and amortization.

Adjusted EBITDA is EBITDA adjusted for by removing other non-cash items, including share-based compensation, non-cash effect of the revaluation of digital currencies and one-time transactions.

The following table provides illustration of the calculation of EBITDA and Adjusted EBITDA for the last five quarters:

				Revised	Revised
Calculation of EBITDA & Adjusted EBITDA:	Q3 F2024	Q2 F2024	Q1 F2024	Q4 F2023	Q3 F2023
Net (loss) income (1)	(6,951)	(24,548)	(16,252)	6,721	(93,459)
Add the impact of the following:
Finance expense	843	838	879	774	1,004
Depreciation	16,423	16,567	16,483	11,315	20,340
Tax expense (recovery)	1,749	1,605	1,814	831	(411)
EBITDA	12,064	(5,538)	2,924	19,641	(72,526)
Revaluation of digital currencies	(422)	422	-	(23,427)	5,997
Revaluation of derivative liability	129	(417)	143	390	(715)
Impairment of equipment	-	-	-	(1,007)	38,844
Impairment of deposits	-	-	-	-	22,653
Provision on sales tax receivables	4,931	-	-	-	-
(Gain) loss on sale of mining assets	(6)	(26)	267	118	1,292
Share-based compensation	633	4,044	1,973	2,921	2,556
Adjusted EBITDA	17,329	(1,515)	5,307	(1,364)	(1,899)

(1) As presented on the statements of income (loss) and comprehensive income (loss).

RELATED PARTY TRANSACTIONS

The Company entered into the following related party transactions not otherwise disclosed in these consolidated financial statements:

(a) As at December 31, 2023, the Company had $9.5 due to the CFO (March 31, 2023 - $12 combined due to the CEO and CFO) for the reimbursement of expenses included in accounts payable and accrued liabilities.

(b) As at December 31, 2023, the Company had $nil (March 31, 2023 - $nil) due to a company controlled by Frank Holmes, a director of the Company included in accounts payable and accrued liabilities.  For the three and nine months period ended December 31, 2023, the Company paid $60 and $188, respectively (December 31, 2022 - $74 and $252, respectively) to this company for marketing services.

HIVE Digital Technologies Ltd.
(formerly, HIVE Blockchain Technologies Ltd.)
Management's Discussion and Analysis of Financial Condition and Results of Operations
For the three and nine months ended December 31, 2023
(In thousands of US Dollars, except share amounts)

Key Management Compensation

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole.  The Company has determined that key management personnel consist of members of the Company's Board of Directors and corporate officers.

For the three and nine months period ended December 31, 2023, key management compensation includes salaries and wages paid to key management personnel and directors of $335 and $944, respectively (December 31, 2022 - $489 and $1.2 million, respectively) and share-based payments of $443 and $4.4 million, respectively (December 31, 2022 - $2.1 million and $3.3 million, respectively).

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company has prepared the consolidated financial statements in accordance with IFRS.  Significant accounting policies are described in Note 2 of the Company's financial statements as at and for the year ended March 31, 2023.

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period.  Actual outcomes could differ from these estimates.

The Company's significant judgements are detailed in Note 3 to the consolidated financial statements for the year ended March 31, 2023, and include: functional currency, digital currencies accounting, and assessment of transactions as an asset acquisition or business combination.

FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The Company is exposed, in varying degrees, to a variety of financial related risks. The fair value of the Company's financial instruments, including cash, amounts receivable and accounts payable approximates their carrying value due to their short-term nature.  The type of risk exposure and the way in which such exposure is managed is provided in Note 24 to the consolidated financial statements for the year ended March 31, 2023.

DIGITAL CURRENCY AND RISK MANAGEMENT

Digital currencies are measured using level two fair values, determined by taking the rate from quoted price from the exchanges which the Company most frequently uses, with no adjustment.

Digital currency prices are affected by various forces including global supply and demand, interest rates, exchange rates, inflation or deflation and the global political and economic conditions.  The profitability of the Company is directly related to the current and future market price of coins; in addition, the Company may not be able liquidate its inventory of digital currency at its desired price if required.  A decline in the market prices for coins could negatively impact the Company's future operations. The Company has not hedged the conversion of any of its coin sales or future mining of digital currencies.

Digital currencies have a limited history and their fair value historically has been very volatile.  Historical performance of digital currencies is not indicative of their future price performance.  The Company's digital currencies currently consist of Bitcoin, and Ethereum Classic.  The table below shows the impact for every 5% variance in the price of each of these digital currencies on the Company's earnings before tax, based on their closing prices as at December 31, 2023.

Impact of 5% variance in price
Bitcoin	$3,583
Ethereum Classic	6

HIVE Digital Technologies Ltd.
(formerly, HIVE Blockchain Technologies Ltd.)
Management's Discussion and Analysis of Financial Condition and Results of Operations
For the three and nine months ended December 31, 2023
(In thousands of US Dollars, except share amounts)

RISKS AND UNCERTAINTIES

The Company faces multiple risks that are related to both the general cryptocurrency business as well as the Company's business model.  The risk factors described below summarize and supplement the risk factors contained in the Company's continuous disclosure filings including its annual information form for the year ended March 31, 2023, and this MD&A, all of which are available on SEDAR+ at www.sedarplus.ca and on the SEC's EDGAR system at www.SEC.gov/EDGAR, and should be read in conjunction with the more detailed risk factors outlined therein.  These risk factors are not a definitive list of all risk factors associated with an investment in the Company or in connection with its operations.  Additional risks and uncertainties not presently known to the Company, or that are currently deemed immaterial, may also impair operations.  If any such risks occur, the financial condition, liquidity and results of operations of the Company could be materially adversely affected.

The Company is exposed to risk related to the volatility/momentum pricing of any digital currency mined by the Company and held in inventory.  Wide fluctuations in price, speculation, negative media coverage (highlighting for example, financial scandals related to crypto exchanges, regulatory actions and lawsuits against industry participants) and downward pricing may adversely affect investor confidence, and ultimately, the value of the Company's digital currency inventory which may have a material adverse affect on the Company, including an adverse effect on the Company's profitability from current operations.  The Company currently holds Bitcoin primarily.  Other coins that we mine using our GPU-based systems yield mining rewards in those cryptocurrencies, however, those coins are regularly exchanged for Bitcoin.  As a result, the Company is more exposed to volatility in the Bitcoin market.

The Company may also be exposed to volatility in the cryptocurrency industry generally, including in sectors of the crypto industry that do not directly apply to the Company's mining business but that are integral to the cryptocurrency industry as a whole.  Negative developments in any aspect of the crypto industry, including trading platforms, individual coins and exposure of scams, appear to affect the market perception of the industry as a whole.  As a result, the value of our stock and our Bitcoin assets may be subject to greater volatility stemming from industry developments not directly related to our mining business.

Regulatory action, particularly in the United States, may negatively affect the value of Bitcoin, which is the focus of our mining operations.  Enforcement actions by the SEC or other regulators against trading platforms and exchanges may indirectly negatively affect the Company if these actions have the effect of limiting access to Bitcoin.

The Company is also at risk due to the volatility of network hashrates (and lag between network hashrate and underlying cryptocurrency pricing), which may have an adverse effect on the Company's costs of mining.

A key factor in the Company's profitability of its mining operations is the cost of electricity in the regions where the Company has mining operations.  Energy costs generally are subject to government regulation, natural occurrences (including weather) and local supply and demand for energy.  The availability and pricing of energy may be negatively affected by governmental or regulatory changes in energy policies in the countries and Provinces where we operate.  In addition, the Company is exposed to negative impacts of changes in tax policy, such as, but not limited to, being precluded from claiming deductions for back input taxes or other specific taxes imposed on cryptocurrency mining, as well as risks of losing any existing energy rebates or tax rebates across all jurisdictions.

In particular, the Russian invasion Ukraine which began on February 24, 2022, is affecting the supply of oil and natural gas in Europe.  While it is impossible to predict what affect the war in Ukraine could have on the Company's operations in Sweden, our energy pricing is currently buffered partially by our ability to enter into forward energy agreements for the purchase of electricity.  Our Swedish operation utilizes approximately 37.5 MW of renewable hydroelectric energy, which represents approximately 25% of our global overall utilization of hydroelectric and geothermal energy.

As a measure of security against hackers, the Company holds its Bitcoin in segregated, secure storage wallets, maintained by Fireblocks, a leading provider of crypto asset secure storage and management, which specializes in securely storing cryptocurrencies.  HIVE has not pledged or staked our Bitcoin assets as collateral against debt or other obligations of any kind.  HIVE's Bitcoin is not stored on any exchange.  HIVE's Bitcoin is never "staked" for mining purposes (See our definition of "Proof-of-Stake") or loaned to any third party.

HIVE Digital Technologies Ltd.
(formerly, HIVE Blockchain Technologies Ltd.)
Management's Discussion and Analysis of Financial Condition and Results of Operations
For the three and nine months ended December 31, 2023
(In thousands of US Dollars, except share amounts)

Notwithstanding our proactive arrangements to protect our Bitcoin from hackers, there is no guarantee that our security measures, or the security measures of Fireblocks, will be effective.  The Company may not be able to access or liquidate its digital currency inventory at economic values, or, if one or more such storage solutions failed or was compromised, at all.  In addition, due to the relative newness of the cryptocurrency industry and the regulatory environment in which conventional financial service providers operate, the Company may have restricted access to services available to more mainstream businesses (for example, banking services).  The general acceptance and use of digital currencies may never gain widespread or significant acceptance in the broader financial services industry, which may materially adversely affect the value of the Company's digital currency inventory and the Company's long-term prospects.

From time to time, we liquidate BTC in order to generate cash for working capital.  For brief periods, our Bitcoin must be transferred to an exchange in order to facilitate the sale.  During such times when our BTC, or the cash proceeds of our BTC, is held by an exchange, there is risk related to the exchange, itself.  A financial failure by the exchange could result in our losing some or all of the BTC and/or cash that is held by the exchange at the time of the failure.  The Company makes best efforts to transact using exchanges that are most reliable and financially secure, however, there remains a risk of an exchange failure at a time when the Company's assets are in the exchange's custody.

The Company was negatively impacted by the Ethereum Merge on September 15, 2022 (the "Merge"), when Ethereum shifted from a "proof-of-work" mining protocol to a "proof-of-stake" blockchain.  Since that date, the Company has ceased mining Ethereum and has liquidated its Ethereum holdings.  While it appears unlikely that the Bitcoin blockchain, which is central to our business, could be modified in a fashion similar to the Merge, there is no assurance that subsequent technology or innovations will not negatively affect the Bitcoin blockchain or the profitability of mining Bitcoin.

There is also a risk that the Company could be negative affected by a Bitcoin halving event.  Halving is a process designed to control the overall supply and reduce the risk of inflation in Bitcoin.  At a predetermined block, the mining reward is cut in half.  The Bitcoin blockchain has undergone three Halvings since its inception.  Most recently, in May 2020, the Bitcoin Block Reward decreased from 12.5 to 6.25 BTC per block and, consequently, the number of new Bitcoin issued to miners as a subsidy decreased to 900 per day, excluding transaction fees.  While Halvings may thus have a significant negative short- to medium-term impact on miners such as the Company, it is expected that market variables of Bitcoin price will adjust over time to ensure that mining remains profitable.  The period of market normalization after the next Bitcoin Halving to incentivizing profitability levels is unknown.  A Bitcoin Halving is scheduled to occur once every 210,000 blocks, or roughly every four years, until the total amount of Bitcoin rewards issued reaches 21 million, which is expected to occur around 2140.  The next Bitcoin Halving is expected to occur in April 2024.  While Bitcoin prices have had a history of price fluctuations around Bitcoin Halvings, there is no guarantee that the price change will be favorable or would compensate for the reduction in mining reward.  If Bitcoin price and difficulty do not maintain or continue their trend of adjusting to pre-Bitcoin halving profitability levels over time, or the period of market normalization after the Bitcoin Halving to pre-Bitcoin Halving profitability levels is too long, there is a risk that the Bitcoin Halving will render the Company unprofitable for a sustained time period such that it could be unable to continue as a going concern.

The Company also faces risk relating to the impact of the timing and exchange rate fluctuations resulting from the remittance and receipt back of value added taxes where applicable, as well as risks related to the imposition and quantum of value added taxes in jurisdictions where the Company operates.  Due to the newness of the industry, there exists the possibility that the tax treatment of digital currencies becomes less favourable, which could have a material adverse effect on the Company.

The Company may be required to sell its digital currency inventory (principally Bitcoin) in order to pay for its ongoing expenses.  In particular, such expenses could include contractual obligations for equipment purchases and the cost of maintaining the Company's facilities.  Such sales of our cryptocurrency assets may not be available at economic values.  The sale of our digital currency assets to pay expenses may reduce the attractiveness of the Company as an investment, which would negatively impact our share price.

HIVE Digital Technologies Ltd.
(formerly, HIVE Blockchain Technologies Ltd.)
Management's Discussion and Analysis of Financial Condition and Results of Operations
For the three and nine months ended December 31, 2023
(In thousands of US Dollars, except share amounts)

In recent years, the securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those in cryptocurrency-focused businesses and those considered development stage companies (such as the Company), have experienced wide fluctuations in price.  The market price of the Company's common shares ranged from C$1.36 to C$7.53 on the TSXV from May 24, 2022 (the date of the Company's 1:5 share consolidation) to March 31, 2023.  The market price of the Company's common shares fluctuates significantly in response to a number of factors, most of which the Company cannot control and many of which have not necessarily been related to the operating performance, underlying asset values or prospects of the Company.

Given the relative novelty of digital currency mining and associated businesses as compared with traditional industry sectors, historical data required by insurance carriers and designers of insurance products is insufficient.  As a result, insurance covering crypto assets is generally not available, or uneconomical for the Company to obtain.  Consequently, we may have inadequate insurance coverage as compared to companies in traditional long-standing industries.  While the Company takes measures to mitigate against losses of physical equipment, facility damage and mined digital currency held in inventory, our insurance may be inadequate to cover such losses, especially the loss of digital currency.  In particular, we may be unduly exposed to loss as a result of cybercrime (hacking).

In terms of regulatory risks, governments may take action in the future that prohibit or restrict the right to acquire, own, hold, sell, use, mine or trade digital currencies or exchange digital currencies for fiat currency.  Such restrictions, while impossible to predict, could result in the Company liquidating its digital currencies inventory at unfavorable prices or constricting its mining operations or even relocating its operations to friendlier jurisdictions which may entail additional security risks.  The Company may liquidate a portion of its digital currency inventory, partially, to mitigate the aforementioned risk.

The Company also has risks associated with the continually evolving tax and regulatory environments in the countries where we operate, as described more fully in this report.  Any final decisions by tax or regulatory agencies with jurisdiction over the Company may have a material adverse impact on the Company's financial position and operations.

Some jurisdictions have taken steps to limit or disallow entirely the use of fossil fuels to generate energy for cryptocurrency mining.  Some jurisdictions have indicated that in the event their electrical grids are over-taxed by demand for electricity, allocation of power to cryptocurrency mining would be one of the first allocations to be curtailed or eliminated during such periods of high demand.  While the Company's facilities are located in jurisdictions that have historically been friendly to crypto mining and have adequately robust electrical grids, there is no assurance that such policies will continue. We note an increased preponderance of anti-crypto and anti-crypto-mining sentiment in many jurisdictions.  In particular, the political environment in some jurisdictions may be subject to change as aging electrical grids are called upon to carry more electricity to meet seasonal demands and evolving demands related to the growth in electric vehicles increase in significance.

To the extent that cryptocurrency exchanges or other trading venues are involved in fraud or experience security failures or other operational issues, this could result in a reduction in cryptocurrency prices.  Cryptocurrency market prices depend, directly or indirectly, on the prices set on exchanges and other trading venues, which are new and, in most cases, largely unregulated as compared to established, regulated exchanges for securities, derivatives and other currencies.

The Company cautions that global uncertainty with respect to the COVID-19 virus and its effect on the broader global economy continues to be a concern.  Future rapid spread of the COVID-19 virus may have a material adverse effect on global economic activity and could result in volatility and disruption to global supply chains, operations, mobility of people and the financial markets, which could affect interest rates, credit ratings, credit risk, inflation, business, financial conditions, results of operations and other factors relevant to the Company.

HIVE Digital Technologies Ltd.
(formerly, HIVE Blockchain Technologies Ltd.)
Management's Discussion and Analysis of Financial Condition and Results of Operations
For the three and nine months ended December 31, 2023
(In thousands of US Dollars, except share amounts)

CAUTION REGARDING FORWARD LOOKING INFORMATION

This Management Discussion and Analysis contains certain "forward-looking information" within the meaning of Canadian and United States securities legislation.  Forward-looking information is based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties.  Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

Forward-looking information in this Management Discussion and Analysis includes information about the Company's use and profitability of the Company's computing power; plans for growth and scaling up strategies; development of a new high performance computing business, the Company's strategic partnerships; the cost of energy in each of the jurisdictions where we conduct mining operations; potential and existing regulation of the availability of electricity; potential regulatory developments, the Company's strategy to acquire, develop and operate data centers and potential alternative computing services;  expected mining capacity; the Company's plans to manage its data centers and trading operations from Bermuda; the value of the Company's digital currency inventory; projected growth and estimates for the high performance computing business, the overall business goals and objectives of the Company, and other forward-looking information including but not limited to information concerning the intentions, plans and future actions of the Company.

The forward-looking information in this Management Discussion and Analysis reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company.  In connection with the forward-looking information contained in this Management Discussion and Analysis, historical prices of digital currencies; electricity pricing; the ability of the Company to mine digital currencies in an environment consistent with historical prices; and that there will be no regulation or law that will prevent the Company from operating its business as it currently is operated.  The Company has also assumed that no significant events occur outside of the Company's normal course of business.  Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

This Management Discussion and Analysis also contains a "financial outlook" in the form of gross operating margins, which are intended to provide additional information only and may not be an appropriate or accurate predictions of future performance and should not be used as such.  The gross operating margins disclosed in this Management Discussion and Analysis are based upon management's best estimates but are inherently speculative and there is no guarantee that such assumptions and estimates will prove to be correct.

Risk factors that could cause future results to differ materially from those anticipated in these forward-looking statements and financial outlook are described in the "Risk Factors" section contained in this Management Discussion and Analysis, and the Risk Factors contained the Company's various filings on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov/EDGAR).  Readers are cautioned not to place undue reliance on forward-looking information or financial outlook, which speak only as of the date hereof or thereof.  We undertake no obligation to publicly release the results of any revisions to forward-looking information or financial outlook that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events except as required by law.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

Management of the Company, under the supervision of the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") of the Company, have designed, or caused to be designed under their supervision, disclosure controls and procedures ("DC&P"), to provide reasonable assurance that:

i) material information relating to the Company is made known to them by others, particularly during the period in which the Annual Filings were prepared; and

HIVE Digital Technologies Ltd.
(formerly, HIVE Blockchain Technologies Ltd.)
Management's Discussion and Analysis of Financial Condition and Results of Operations
For the three and nine months ended December 31, 2023
(In thousands of US Dollars, except share amounts)

ii) information required to be disclosed by the Company in the Annual Filings, interim filings or other reports filed or submitted by the Company under securities legislation was recorded, processed, summarized and reported within the time periods specified in securities legislation.

Management, under the supervision of the Company's CEO and CFO, evaluated, or caused to be evaluated, the effectiveness of the Company's DC&P as defined in National Instrument 52-109 - Certification of Disclosure in Issuer's Annual and Interim Filings as of March 31, 2023, and concluded that such DC&P were effective.

Internal control over financial reporting

Management, under the supervision of the CEO and CFO, is also responsible for establishing and maintaining adequate internal controls over financial reporting ("ICFR"). Management, under the supervision of the CEO and CFO, have designed, or caused to be designed under their supervision, ICFR to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Management, under the supervision of the CEO and CFO of the Company, have evaluated the effectiveness of its ICFR as defined in National Instruments 52-109 - Certification of Disclosure in Issuer's Annual and Interim Filings. The control framework used for this evaluation was the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission Management, under the supervision of the Company's CEO and CFO, concluded that, as of March 31, 2023, the ICFR were effective and had no material weakness.

Changes in internal control over financial reporting

There were no changes in the Company's ICFR that materially affected, or were reasonably likely to materially affect, the Company's ICFR during the period beginning on October 1, 2023 and ended December 31, 2023.

Limitation of DC&P and ICFR

All control systems contain inherent limitations, no matter how well designed. As a result, the Company's management acknowledges that its internal control over financial reporting will not prevent or detect all misstatements due to error or fraud. In addition, management's evaluation of controls can provide only reasonable, not absolute, assurance that all control issues that may result in material misstatements, if any, have been detected.

Additional information relating to the Company is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/EDGAR.

FURTHER INFORMATION

Additional information relating to the Company, including filings that the Company has made and may make in the future with applicable securities authorities, may be found on or through SEDAR+ at www.sedarplus.ca, EDGAR at www.sec.gov/EDGAR or the Company's website at www.hivedigitaltechnologies.com.  Additional information, including directors' and officers' remuneration and indebtedness, principal holders of Company's securities and securities authorized for issuance under equity compensation plans, is also contained in the Company's most recent management information circular for the most recent annual meeting of Shareholders of the Company.  In addition to press releases, securities filings and public conference calls and webcasts, the Company intends to use its investor relations page on its website as a means of disclosing material information to its investors and others and for complying with its disclosure obligations under applicable securities laws.  Accordingly, investors and others should monitor the website in addition to following the Company's press releases, securities filings, and public conference calls and webcasts.  This list may be updated from time to time.

HIVE Digital Technologies Ltd.
(formerly, HIVE Blockchain Technologies Ltd.)
Management's Discussion and Analysis of Financial Condition and Results of Operations
For the three and nine months ended December 31, 2023
(In thousands of US Dollars, except share amounts)

SUBSEQUENT EVENTS

Subsequent to December 31, 2023, the Company issued 2,064,378 common shares (the "August 2023 ATM Shares") pursuant to the August 2023 ATM Equity Program for gross proceeds of C$11.1 million ($8.3 million).  The August 2023 ATM shares were sold at prevailing market prices, for an average price per August 2023 ATM Share of C$5.37. Pursuant to the August 2023 Equity Distribution Agreement, a cash commission of $248 on the aggregate gross proceeds raised was paid to the agent in connection with its services under the August 2023 Equity Distribution Agreement.

Subsequent to December 31, 2023, the Company issued 165,750 common shares under the RSU plan upon the exercise of restricted share units.

On January 5, 2024, the Company granted 241,976 restricted share units to a employees, consultants and officers of the Company with a fair value of C$5.56 per share and vesting on January 5, 2025.

On January 12, 2024, the Company granted 16,000 restricted share units to an officer of the Company with a fair value of C$4.84 per share and vesting on January 12, 2025.

On February 2, 2024, each 2023 Special Warrant was deemed to be exercised into one unit comprised of one common share of the Company and one-half of one common share purchase warrant. Each whole warrant entitles the holder thereof to purchase one common share of the Company at an exercise price of C$6.00 per whole warrant until December 28, 2026.